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MAYTAG CORPORATION

2001 Annual Report

maytag at a glance

Maytag Corporation's strategy is to manage great brands supported by innovative products. Its products for the home are washers, dryers, dishwashers, cooking appliances, refrigerators, vacuum cleaners, deep carpet cleaners and hard-surface floor cleaners. The company's commercial products include vending machines, laundry equipment, floor care products, microwave ovens and other foodservice equipment. Maytag is headquartered in Newton, Iowa, and its common stock is traded under the symbol MYG on the New York Stock Exchange. At year-end 2001, the corporation had 26,658 shareowners and 76,864,018 shares of stock outstanding.

TABLE OF CONTENTS





The kitchen on the cover features upscale Jenn-Air™ stainless steel appliances including the new Jenn-Air Luxury™ Series Built-In Refrigerator, which will be available in the third quarter of 2002. This large side-by-side unit will be offered in widths of 48 inches or 42 inches, and both are capable of being customized to meet the exterior styling and interior storage needs of different consumers. The new refrigerator has excellent storage flexibility and versatility because of Elevator™ Shelves in both the freezer and refrigerator that may be adjusted simply by turning a lever. Additionally, every Jenn-Air built-in refrigerator has two generously sized ClimateZone™ technology drawers that provide customized temperature control for fresh produce, meats, poultry and seafood. The ClimateZone technology is part of the refrigerator's Precision Temperature Management™ System that provides precise and consistent temperature throughout the interior of the freezer and refrigerator. In addition to the new refrigerator, the Jenn-Air kitchen on the cover includes a curved glass double wall oven, dishwasher and a 45-inch gas cooktop.

FINANCIAL HIGHLIGHTS

Dollars in millions, except per share data	*2001*[1]	*2000*[2]
Net sales	$ 4,323.7	$ 3,994.9
Gross profit	$ 1,003.5	$ 1,088.9
Operating income	$ 289.2	$ 439.7
Percent of net sales	6.7 %	11.0 %
Income from continuing operations before special items	$ 139.0	$ 252.9
Percent of net sales	3.2 %	6.3 %
Diluted earnings per share	$ 1.77	$ 3.07
Diluted average shares outstanding	78.6	82.4
Dividends paid on common stock	$ 55.1	$ 55.9
Per share of common stock	$ 0.72	$ 0.72
Share repurchases	27.7	357.7
Capital spending	$ 145.6	$ 152.6
Depreciation expense	$ 148.4	$ 133.8
Total assets	$ 3,156.2	$ 2,668.9
Number of shareowners	26,658	28,029
Number of employees	21,755	18,350

Prior year results have been restated to reflect Blodgett and Rongshida-Maytag as discontinued operations.

[1] Net sales include $304.5 million of Amana sales that was acquired effective August 1, 2001. Operating income includes $9.8 million in special charges. Income from continuing operations before special items excludes the following special items, net of tax: $6.2 million in special charges, $7.2 million loss on securities, $42 million tax benefit, $5.2 million extraordinary item and $3.7 million cumulative effect of accounting change. The number of employees at December 31, 2001 reflects the approximate four thousand employees of Amana.

[2] Operating income includes $39.9 million in special charges. Income from continuing operations before special items excludes the following special items, net of tax: $25.3 million in special charges and $11.2 million loss on securities.


NET SALES
(IN BILLIONS)
$3.25
$3.80
$4.05
$3.99
$4.32
97
98
99
00
01


OPERATING INCOME
EXCLUDING SPECIAL ITEMS
(IN MILLIONS)
$344.9
$510.5
$572.5
$479.6
$298.9
97
98
99
00
01


DILUTED EARNINGS
PER SHARE
EXCLUDING SPECIAL ITEMS
$1.83
$3.00
$3.66
$3.07
$1.77
97
98
99
00
01


RETURN ON ASSETS
EXCLUDING SPECIAL ITEMS
7.4%
12.3%
13.8%
10.5%
5.4%
97
98
99
00
01

dear shareholders, employees and friends:

In June of 2001, the Maytag board of directors entrusted me with the leadership of this company. After 12 years in the household appliance industry, I was extremely excited about joining a company with a multitude of opportunities. Although I was cognizant of the challenges, I was enamored by Maytag's powerful group of brands and distinguished heritage of quality, innovation and achievement.



RALPH F. HAKE, CHAIRMAN AND CEO

My first nine months at Maytag have only increased my enthusiasm. After meeting my co-workers, visiting our manufacturing facilities, interacting with customers and developing our strategic plans, I am confident we will attain our corporate goals of delivering sustainable profitable growth, achieving operational excellence and creating value for our shareholders in 2002 and beyond.

We have challenges ahead of us, however. In terms of financial performance, 2001 was disappointing. We sold more and earned less than we did in 2000. Our sales grew 8.2 percent to $4.3 billion due to our acquisition of Amana in August and good volume in our major appliance lines.

During the year, we took a number of special charges against income, including those for discontinuing some operations and a restructuring that primarily involved a salaried workforce reduction. However, even when you exclude those charges, our comparative net income still fell 45 percent to $139 million, and comparative earnings per share were down 42 percent to $1.77.

There were a number of reasons for this performance: On the major appliance front, a combination of low price points and increased marketing, distribution and support costs had an adverse effect. Our floor care business suffered from reduced volume, and income from our vending business failed to meet expectations. We fully understand that this is not acceptable performance, and we have been addressing the issues before us.

In retrospect, I would say that 2001 was more important strategically for Maytag than it was financially. It was a year in which we refocused on our core businesses and launched critical corporatewide initiatives involving quality, product development and cost reduction.

Consistent and sustainable financial performance is both our fundamental goal and expectation. I believe we've made considerable progress in that direction and are well-positioned for earnings growth in 2002.

We acquired Amana Appliances, a company with a premium brand strategy remarkably similar to Maytag's. This move not only strengthened our major appliance business by adding a leading refrigeration brand, it also has provided the basis for greater cost efficiencies throughout the organization. The integration of Amana into Maytag's major appliance division went well, and we entered 2002 with a single, successful major appliance business unit, operating under one leadership team. We are taking major appliance orders on one system, and one national sales force is handling all of our brands. Additionally, we are implementing an integrated brand strategy that will better position us in the kitchen using both the Jenn-Air and Amana brands, along with Maytag. This will lead to enhanced profits for both our company and our dealers.

We furthered our reputation as the industry's most innovative maker of household appliances by introducing a variety of dynamic, new products in 2001, including the Maytag Wide-by-Side refrigerator. That appliance, which earned a New Product, "Best of Show" award at the Kitchen and Bath Industry Show, posted strong sales in 2001 and reinforced our presence in the kitchen. More good things are expected of it in 2002.

In addition to the Wide-by-Side, we introduced two new models of Maytag Gemini double-oven ranges, refreshed all of our cooking products, improved features and performance on several dishwashers, and added new models of washers at different price points in our Maytag Performa and Atlantis laundry lines. Amana also enjoyed success with its new bottom freezer refrigerator, side-by-side refrigerators and the Big Oven range, which has the industry's largest oven capacity in a 30-inch range.

Our floor care business introduced an equally impressive array of new products, including a Hoover Self-Propelled WindTunnel bagless vacuum and a line of Hoover hard-floor stick cleaners.



A totally new product category was unveiled in late 2001 when the Hoover® Floor MATE™ hard-floor cleaner was introduced. This new product vacuums, washes and dries hard-surface floors made of vinyl, ceramic, stone, laminates and sealed hardwoods. The unit is made for use with specially formulated solutions of LYSOL® brand disinfectants and OLD ENGLISH® brand wood-care formulas made by Reckitt Benckiser Inc. The six rotating soft brushes of the Hoover Floor



MATE can remove heavy soil or stubborn marks, and they can be easily removed for cleaning under a water faucet. The laundry room above features the popular Maytag® Neptune® high-efficiency washer and matching dryer. The



washer contains the exclusive StainBrain™ feature, which is an embedded information center that has tips, instructions and predetermined wash cycles for removing up to 55 of the most common stains.



This Maytag®-equipped kitchen features the ultimate in product dependability and innovative solutions, including the new Maytag dishwasher with an exclusive third rack, the Maytag Gemini® double-oven range and Maytag's Wide-By-Side™ refrigerator. The new dishwasher with a revolutionary third rack under the upper two racks gives users more flexibility in loading because it provides extra space for odd-shaped items like serving bowls, casserole dishes, frying pans and cookie sheets. Available in the third quarter of 2002,



Maytag's new dishwasher will exceed federal energy efficiency standards. Maytag's unique Gemini range offers the convenience and flexibility of two ovens in one and allows home chefs to cook two menu items at the same time but at



different temperatures. The Maytag Wide-By-Side refrigerator has exceptional storage flexibility, because its offset interior configuration allows wider refrigerator space on the top and wider freezer space on the bottom.

Also, Hoover SteamVac deep cleaner models were upgraded, including a new, high-end model with electronics that tell the user when more water extraction is needed and when the recovery tank needs to be emptied. The floor care new product effort was highlighted by the introduction of the Hoover Floor MATE, an upright cleaner that vacuums, washes and dries hard-surface floors. The Floor MATE is designed to use specially formulated LYSOL brand disinfectants and OLD ENGLISH brand wood-care products made by Reckitt Benckiser Inc., which has a strategic alliance agreement with Hoover.

Dixie-Narco broadened its vending machine business base as well in 2001, expanding beyond Coke and Pepsi products. Currently, the company is involved in a number of new ventures, including test marketing milk vending machines in schools. In an effort to further diversify, Dixie-Narco formed an alliance with Nippon Conlux Ltd., one of Japan's largest manufacturers of electronic payment systems for vending machines. Under the agreement, Dixie-Narco is now the exclusive distributor for these products in the United States and Canada. As part of the alliance, the two companies will work together on developing and marketing vending machines with integrated payment systems.

While critical, the continued development and successful introduction of new products by itself is not enough to improve our profitability. Cost reduction can and will play a critical role.

When I arrived at Maytag, it soon became apparent that our cost structures were simply too high, despite past efforts to control them. Consequently, we implemented a number of cost initiatives last year designed to bring them in line.

We made the difficult, but necessary, decision to downsize our salaried workforce by about 5 percent across all businesses. We also began consolidating the number of suppliers with which we do business. This effort to provide better pricing leverage with vendors began before I started at Maytag and will continue throughout 2002.

Our core home appliance and vending businesses will be the focus of our growth strategy going forward. Activities and operations that don't directly support and complement this foundation will be de-emphasized, if not eliminated. The recent sale of Blodgett, a commercial foodservice equipment business, reflects this commitment to basics. The sale was completed in December and the cash we received was used to pay down debt in January 2002.

Another Maytag business that had been under review was our Rongshida-Maytag joint venture in China, which manufactures washers and refrigerators. The operation continued to be unprofitable in 2001 and our position in the Chinese appliance market remained weak. Consequently, late in 2001, we decided our best course of action would be to end our involvement in the joint venture and we recognized a loss on our investment in the fourth quarter.

LOOKING FORWARD

My first few months at Maytag were spent talking with customers, familiarizing myself with the inner workings of the company, exploring opportunities for improvement, setting priorities, revisiting our objectives and clarifying our vision. I also spent considerable time with the people of Maytag, and I think it was this experience above all that I found the most rewarding and insightful.

Despite a challenging environment, a difficult year financially, a weak economy and the tragic events of September 11, I found a remarkable resiliency in the company, a spirit shaped by years of success and achievement. This inherent "can do" attitude of our employees, and their sincere and prevailing confidence in Maytag, will lead us through 2002 and beyond. We have other great strengths. Chief among them:

- our innovative products supported by premium brands
- our commitment to operational excellence
- our understanding of consumers
- our long-term vision

Additionally, I think the future favors us. The baby boom generation is entering its peak spending years. As their incomes rise, these consumers will be more likely to replace their current household goods with innovative, upscale products that make their lives easier. Maytag has those products, and we always will.

Innovative products supported by premium brands: With the acquisition of Amana, Maytag launches its initiative to "own the kitchen." We now have preferred brands in dishwasher and laundry (Maytag), cooking (Jenn-Air) and a strong brand in refrigerators (Amana). Led by an experienced and successful management team, our major appliance business posted sales gains last year in a highly competitive market and is poised for additional growth in 2002. Our Hoover brand is the market leader in floor care products, as it has been for many years. It has been successful in holding that leadership position by remaining firmly committed to product innovation and great merchandising.

However, we will support our brands with an expanded advertising and marketing effort designed to build presence and identity with consumers. Our brands are already among the most trusted in the world and our commercials, trade programs and public relations activities will work hard to cut through the clutter and reinforce our message of reliability, innovation and performance.

Yet, it will be the innovative products themselves that ultimately drive our business. Our products consistently are recognized for their superior performance as well as their energy efficiency. By providing a steady stream of appliances that satisfy consumers' needs in unique ways, like the Wide-by-Side refrigerator, Gemini ranges, Hoover SteamVac deep cleaners and the Hoover Floor MATE, we will enhance our performance. In 2002 we will continue to bring innovative products to market in various categories and under our preferred brands. We'll have a unique new dishwasher, a gas Gemini double-oven range, a new refrigeration product, as well as a new line-up of floor care products.

A commitment to operational excellence: Every day we must do better than we did yesterday. Continuous improvement is a foundation of business success in our industry. Among other things, we will focus on continuous improvement in product development and achieving better cost management in strategic sourcing, manufacturing and distribution.

With regard to product development, our pipeline is full of creative ideas, but we have to accelerate the process and execute more consistently. Aggressive steps are being taken to ensure the time between conception and production is measurably cut so our new products can be introduced in a timely manner.

In strategic sourcing, we not only are reducing our supplier numbers, we are revising and rethinking the way we do business with them. We have laid the groundwork for a number of initiatives designed to reduce supplier costs by applying strategic cost management techniques, improving supplier performance and optimizing our supply base. To source more materials and goods internationally, we established sourcing offices in Hong Kong and Monterrey, Mexico. Additionally, we have set up a subassembly plant in Reynosa, Mexico, which will result in significant labor and material cost savings. Some operations began at the new facility in the first quarter of 2002 and others will phase in during the next several months.

Our cost initiatives are not limited to suppliers and sourcing. Internal or "indirect" costs for materials and services that support manufacturing, selling and marketing are being scrutinized. Task forces have been established to analyze expenditures in a number of areas, including telecommunications, data network, travel, training and numerous other support costs. Our objective here is to lower our selling, general and administration expenses from nearly 17 percent of sales in the fourth quarter of 2001 to 15 percent of sales by the end of second quarter 2002, a decrease that will result in a substantial financial savings.

In manufacturing, we're striving for continuous improvement in costs, efficiencies and quality by continuing to practice LeanSigma, a program that identifies ways to eliminate waste in operations and variations in parts and processes that can undermine product quality.

As an example, LeanSigma has had a major impact on our plant in Jackson, Tennessee, transforming a one-half mile long continuous-line dishwasher assembly line operation into seven separate assembly cells capable of a wide range of product-mix capabilities. The effort freed up 43,000 square feet of manufacturing space while improving productivity 22 percent. It also resulted in a 55 percent improvement in product quality. We are aggressively applying LeanSigma at all Maytag operations and it's generating cost-management improvements and enhanced product quality.

In addition to manufacturing, we're also focused on developing world-class logistics. During the fourth quarter of 2001, Exel Direct began handling the distribution of our major appliances to retail and builder customers, and they are providing direct home delivery and installation of our products when that service is desired. Offering direct home delivery and installation was a strategic capability we needed and now have. Teaming up with Exel has improved the quality of our service to customers and consumers, and we are experiencing cost benefits associated with having a single third party perform this part of our logistics function.







Refrigerators with bottom mounted freezers are increasingly popular because that configuration puts the refrigerated fresh food section on top where items are easy to see and reach. The new Amana® Easy Reach Plus™ refrigerators offer consumers convenience from top to bottom. Gallon containers can be stored in the refrigerator door, and the interior features two humidity-controlled crisper drawers plus a temperature-controlled Chef's Pantry™ drawer that is ideal for storing party trays or larger items. The bottom freezer has a glide-out drawer with two storage levels, which makes it easy to store and access frozen food. As an added convenience, the bottom freezer basket may be used as one large compartment or it may be divided into two storage sections if that type of organization is preferred.



In 2001, the self-propelled version of the Hoover® WindTunnel™ Bagless vacuum was introduced at the upper price points in the upright line of cleaners. Not only does this unit excel at cleaning, it has electronic sensors and light indicators that tell the user which areas of the carpet are clean and which need a few more passes of the vacuum. The cleaner glides virtually under its own power and features a turbine-powered



hand tool for upholstery and other uses. Another feature on the product is the "No-Touch Filter Cleaning System," which allows the user to clean the



filter by turning a recessed knob. This releases dirt from the filter into the bottom of the dirt container without releasing particles into the air.

We understand consumers: After more than a century in business, I doubt that any company in our industry has a better understanding of the consumer than Maytag. We know what consumers want and will continue to offer products that make a difference in their lives.

For example, our research shows that energy costs and usage are a growing concern for people. Consequently, Maytag will continue to provide major appliances that conserve energy and water. Over 20 percent of Maytag's washer, dishwasher and refrigerator unit sales exceed federal standards for energy efficiency and are Energy Star rated. Maytag's sales rate of Energy Star products is about 50 percent higher than the rate of the industry as a whole, a fact that did not go unnoticed by the federal Energy Star appliances program, which named us a "Partner of the Year" in 2001.

We will continue to build our relationship with consumers in other ways, particularly with the Internet where close to 30 percent of all appliance shoppers – nearly 11 million consumers – research products before going to a retail outlet to make their purchase. The influence of the Internet as a valuable resource will grow exponentially over the years and Maytag will be there to help educate and influence shoppers online.

Today, consumers can research products, view key features and access special promotions at our Maytag, Jenn-Air, Amana and Hoover Web sites. On the Maytag and Jenn-Air sites, thanks to our "Cart2Cart" program, consumers can then complete their purchase through one of our 3,000 participating retail partners.

Our vision: For more than 100 years, the name Maytag has been synonymous with a quality product. More recently, we have reestablished our reputation for innovation. Our unique industry positioning of preferred brands, supported by innovative products, provides us numerous opportunities to grow and reward our shareholders.

However, we must be realistic in facing the challenges before us. We compete in a mature industry; we have capable and well-financed competitors; and our customers and consumers continually demand greater value and performance from our products and services. However, with courage, wisdom and discipline, organizations turn challenges into opportunities – and then the great companies turn opportunities into prosperity.

At Maytag, we will continue to leverage our expertise in brand management, product innovation and operational excellence to return our performance to historic levels, and then aspire to unprecedented levels of achievement. We have preferred brands that consumers trust, and talented people with strong skills and an equally strong work ethic. We are developing the right focus, the right commitment and the right capabilities to ensure that our strategies are successful. In turn, our employees, shareholders, dealers and customers will share in our prosperity.

My optimism continues to grow and on behalf of all the people of Maytag, I welcome you to join us on our journey.



Ralph F. Hake
Chairman and Chief Executive Officer



LEONARD A. HADLEY

After 40 years of distinguished service, Len Hadley concluded his first Maytag career on August 12, 1999, when he retired as chairman, chief executive officer and member of the board of directors. At the request of the board, Len came out of retirement on November 9, 2000, and served as president, chief executive officer and board member during the search for a new Maytag chief executive. When I joined the company on June 19, 2001, Len ended his second Maytag career, although he remained on the board until December 31, 2001. Over the years, Len's vision, leadership and courage have provided immeasurable benefits to Maytag and all its constituencies. We greatly appreciate his countless contributions to our organization, and I personally appreciate his advice and counsel. – Ralph Hake


PEPSI

Maytag's Dixie-Narco® division is making a new High Visibility Vender for Pepsi®, which was designed following specific consumer input regarding vending machines. Consumers said they wanted better communication regarding brands, packaging, size and selection options; a transaction panel that was more convenient and easier to read; and a more user-friendly way to get their product once it was delivered. Consequently, the new vender Dixie-Narco is making for Pepsi has big buttons that prominently display the variety of products; a larger and centered transaction area that is easy to use; and a larger delivery port on the machine



that provides easy access to the product once it is delivered.

MAYTAG = INNOVATION + POWERFUL BRANDS

BRANDS	PRODUCTS	CUSTOMERS	MARKET EMPHASIS
MAYTAG JENN-AIR. THE SIGN OF A GREAT COOK Amana Built better than it has to be	Laundry equipment, dishwashers, refrigerators and cooking appliances.	National chain stores, independently owned Maytag Home Appliance Centers, regional chain stores, major independent appliance stores, wholesale clubs, home improvement channels, large home builders and manufactured housing companies.	Premium product and price segment and upscale builder market and high-volume, middle-price segments. Also, middle to lower price segment, builder sales, manufactured home sales and private label business.
Dynasty	Top-quality commercial single and multi-load washers and dryers.	Commercial laundry distributors and commercial route operators.	Coin laundry stores, multiple housing and on-premise laundries.
Magic Chef	Commercial and industrial microwave ovens.	Quick- and full-service restaurants, vending outlets, convenience stores and food processors.	Top quality commercial and industrial microwave ovens for the foodservice industry.
Hoover	Upright and canister vacuum cleaners, stick and hand-held cleaners, deep cleaners, hard-surface floor cleaners, floor polishers and shampooers, and central cleaning systems.	National chain stores, national discount stores, department stores, regional chain stores, catalog showrooms, wholesale clubs, home improvement channels and vacuum cleaner specialty shops.	Premium and popular price points.
	Commercial vacuum cleaners and extractors.	Distributors who sell to institutions, the hospitality industry and contract cleaners.	Commercial cleaning equipment for carpeted areas.
Dixie-Narco	Vending equipment and glass-front venders.	Major soft drink bottlers and syrup companies, distributors and other companies in North America, and international markets.	Original equipment manufacturer for bottlers and vending equipment distributors and other companies.
JADE RANGE	Commercial cooking and refrigeration equipment.	Restaurants and other foodservice installations.	Top-quality cooking and refrigeration equipment for commercial foodservice installations.

CORPORATE AND BRAND WEB SITES

www.maytagcorp.com
www.maytag.com
www.jennair.com
www.amana.com
www.dynastyrange.com
www.hoover.com
www.maytagcommerciallaundry.com
www.dixienarco.com
(Canada) www.maytag.ca

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Maytag Corporation has a program that allows shareowners to reinvest their dividends in additional shares of common stock. Also, shareowners may make voluntary monthly investments to increase their holdings. Information on these programs is available through Shareholder Relations Department, Maytag Corporation, 403 West Fourth Street North, Newton, Iowa 50208 (641-787-8344).

ANNUAL MEETING

The annual meeting of shareowners will convene at 8:30 a.m., May 9, 2002, at the Sodexho Marriott Conference Center in Newton, Iowa. All shareowners are invited to attend.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Computershare Investor Services, LLC
Shareholder Communications Team
2 North LaSalle St., 3rd Floor
Chicago IL 60690-3504
Phone: 888-237-0935

MAYTAG'S CODE OF BUSINESS CONDUCT

Maytag Corporation and all of its business units are firmly committed to conducting business with our consumers, customers, stockholders and employees in accordance with high moral and ethical principles and in compliance with applicable law.

As part of this commitment, Maytag's Code of Business Conduct is regularly distributed to all employees, who are expected to follow the spirit, as well as the letter of law. We have a toll-free Ethics Alertline, 1-800-995-6523, that any employee or business partner of Maytag should use to report ethical concerns about how we conduct business.

At Maytag, we place a high priority on managing our business in an ethical manner in order to maintain our established reputation for integrity and dependability.

FORM 10-K

Form 10-K as filed with the Securities and Exchange Commission will be provided free of charge to our shareowners by writing to Patricia J. Martin, Secretary, Maytag Corporation, 403 West Fourth Street North, Newton, Iowa 50208.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements which are not historical facts and are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms such as "expects," "intends," "may impact," "plans," "should," or similar terms. These forward-looking statements involve a number of risks and uncertainties that may cause actual results to differ materially from expected results. See discussion of risks and uncertainties in the Forward-Looking Statements section in the Management's Discussion and Analysis part of the attached Form 10-K.

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2001 [illegible]

MAYTAG
CORPORATION

MAYTAG CORPORATION

2001 ANNUAL REPORT ON FORM 10-K CONTENTS

The following Items from Maytag Corporation's 10-K for the year ended December 31, 2001 are included in this Annual Report. The 10-K in its entirety can be viewed at www.maytagcorp.com

* These sections are included in the complete Form 10-K that can be obtained from Maytag as indicated on page 12 of the front section of this Annual Report or from Maytag's website, www.maytagcorp.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2001

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 1-655

MAYTAG CORPORATION

A Delaware Corporation

I.R.S. Employer Identification No. 42-0401785

403 West Fourth Street North, Newton, Iowa 50208

Registrant's telephone number, including area code: 641-792-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.25 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
7.875% Public Income NotES	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on March 11, 2002 was $3,136,575,410. The number of shares outstanding of the registrant's common stock (par value $1.25) as of the close of business on March 11, 2002 was 77,122,582.

DOCUMENTS INCORPORATED BY REFERENCE

As noted in Part III of this Form 10-K, portions of the registrant's proxy statement for its annual meeting of shareholders to be held May 9, 2002 have been incorporated by reference.

PART I

Item 1. Business.

Maytag is a leading producer of home and commercial appliances. Its products are sold to customers throughout North America and in international markets. Maytag was organized as a Delaware corporation in 1925.

Maytag is among the top three major appliance companies in the North American market, offering consumers a full line of washers, dryers, dishwashers, refrigerators and ranges distributed through large and small retailers across the U.S. and Canada. Maytag also has a significant presence in the commercial laundry market. Effective August 1, 2001, Maytag acquired the major appliances and commercial microwave oven businesses of Amana Appliances ("Amana"). Maytag's Hoover brand is the market leader in North America floor care products.

Maytag owns Dixie-Narco, one of the original brand names in the vending machine industry and today the leading manufacturer of soft drink can and bottle vending machines in the United States. Dixie-Narco venders are sold primarily to major soft drink bottlers such as Coca-Cola and Pepsico.

In commercial cooking appliances, Maytag owns Jade Range, a leading manufacturer of premium-priced commercial ranges and refrigerators, and commercial-style ranges for the residential market.

Maytag makes significant annual capital investments that have led directly to demonstrable and superior product innovations in its strongest brands. Superior product performance reinforces brand positioning; product and brand positioning drive average pricing and distribution.

The Company operates in two business segments: home appliances and commercial appliances. Sales to Sears, Roebuck and Co. represented 18% of 2001 consolidated net sales, 12% of 2000 consolidated net sales and 11% of 1999 consolidated net sales. Financial and other information relating to these reportable business segments is included in Part II, Item 7, Pages 7-13, and Item 8, Pages 45-47.

During 2001, Maytag classified its Blodgett foodservice operations and its 50.5 percent owned joint venture in China ("Rongshida-Maytag") as discontinued operations. All prior periods presented have been reclassified to reflect these results as discontinued operations. Previously, Blodgett was included in the commercial appliances segment and the international segment consisted solely of Rongshida-Maytag. Maytag completed the sale of Blodgett in December 2001.

Home Appliances

The home appliances segment represented 94.7 percent of consolidated net sales in 2001.

The operations of the Company's home appliances segment manufacture major appliances (laundry products, dishwashers, refrigerators, cooking appliances) and floor care products. These products are primarily sold to major national retailers and independent retail dealers in North America and targeted international markets. These products are sold primarily under the Maytag, Hoover, Jenn-Air, Magic Chef and beginning in 2001, Amana brand names. Included in this segment is Maytag International, Inc., the Company's international marketing subsidiary that administers the sale of home appliances and licensing of certain home appliance brands in markets outside the United States and Canada.

A portion of the Company's operations and sales is outside the United States. The risks involved in foreign operations vary from country to country and include tariffs, trade restrictions, changes in currency values, economic conditions and international relations.

The Company uses basic raw materials such as steel, copper, aluminum, rubber and plastic in its manufacturing process in addition to purchased motors, compressors, timers, valves and other components. These materials are supplied by established sources and the Company anticipates that such sources will, in general, be able to meet its future requirements.

The Company holds a number of patents that are important in the manufacture of its products. The Company also holds a number of trademark registrations of which the most important are

ADMIRAL, AMANA, HOOVER, JENN-AIR, MAGIC CHEF, MAYTAG, and the associated corporate symbols.

The Company's home appliance business is generally not considered seasonal.

A portion of the Company's accounts receivable is concentrated among major retailers. A significant loss of business with any of these national retailers could have an adverse impact on the Company's ongoing operations.

The dollar amount of backlog orders of the Company is not considered significant for home appliances in relation to the total annual dollar volume of sales. Because it is the Company's practice to maintain a level of inventory sufficient to cover anticipated shipments and since orders are generally shipped upon receipt, a large backlog would be unusual.

The home appliances market is highly competitive with the two principal major appliances competitors being larger than the Company. The Company is focused on growth through product innovation that supports superior product performance in the Company's premium brands. The Company also uses brand image, product quality, customer service, advertising and warranty as methods of competition.

Expenditures for company-sponsored research and development activities relating to the development of new products and the improvement of existing products are included in Part II, Item 8, page 43. Most of the research and development expenditures relate to the home appliances segment.

Although the Company has manufacturing sites with environmental concerns, compliance with laws and regulations regarding the discharge of materials into the environment or relating to the protection of the environment has not had a significant effect on capital expenditures, earnings or the Company's competitive position.

The Company has been identified as one of a group of potentially responsible parties by state and federal environmental protection agencies in remedial activities related to various "superfund" sites in the United States. The Company presently does not anticipate any significant adverse effect upon the Company's earnings or financial condition arising from resolution of these matters. Additional information regarding environmental remediation is included in Part II, Item 8, Page 45.

The Company is subject to changes in government mandated energy and environmental standards regarding appliances that may become effective over the next several years. The Company is in compliance with those existing standards where it does business. As any new standards that effect the entire appliance industry become effective, the Company intends to be in compliance with the new standards where it does business.

The number of employees of the Company in the home appliances segment as of December 31, 2001 was 20,288. Approximately 43 percent of these employees are covered by collective bargaining agreements. A collective bargaining agreement covering one of Maytag's refrigeration manufacturing sites is scheduled for negotiations in April of 2002.

Commercial Appliances

The commercial appliances segment represented 5.3 percent of consolidated net sales in 2001.

The operations of the Company's commercial appliances segment manufacture commercial cooking and vending equipment. These products are primarily sold to distributors, soft drink bottlers, restaurant chains and dealers in North America and targeted international markets. These products are sold primarily under the Dixie-Narco and Jade brand names.

The Company uses steel as a basic raw material in its manufacturing processes in addition to purchased motors, compressors and other components. These materials are supplied by established sources and the Company anticipates that such sources will, in general, be able to meet its future requirements.

The Company holds a number of patents that are important in the manufacture of its products. The Company also holds a numbers of trademark registrations of which the most important are DIXIE-NARCO and JADE and the associated corporate symbols.

Commercial appliance sales are considered seasonal to the extent that the Company normally experiences lower sales in the fourth quarter compared to other quarters.

Within the commercial appliances segment, the Company's vending equipment sales are dependent upon a few major soft drink suppliers. Therefore, the loss of one or more of these customers could have a significant adverse effect on the commercial appliances segment.

The dollar amount of backlog orders of the Company is not considered significant for commercial appliances in relation to the total annual dollar volume of sales. Because it is the Company's practice to maintain a level of inventory sufficient to cover shipments and since orders are generally shipped upon receipt, a large backlog would be unusual.

The Company uses brand image, product quality, product innovation, customer service, warranty and price as its principal methods of competition.

Expenditures for company-sponsored research and development activities relating to the development of new products and the improvement of existing products are included in Part II, Item 8, page 43.

Although the Company has manufacturing sites with environmental concerns, compliance with laws and regulations regarding the discharge of materials into the environment or relating to the protection of the environment has not had a significant effect on capital expenditures, earnings or the Company's competitive position.

The number of employees of the Company in the commercial appliances segment as of December 31, 2001 was 1,293.

Item 2. Properties.

The Company's corporate headquarters are located in Newton, Iowa. Major offices and manufacturing facilities in the United States related to the home appliances segment are located in: Newton, Iowa; Galesburg, Illinois; Cleveland, Tennessee; Jackson, Tennessee; Milan, Tennessee; Herrin, Illinois; Amana, Iowa; Florence, South Carolina; Searcy, Arkansas; Jefferson City, Missouri; North Canton, Ohio; and El Paso, Texas. The Company also has two facilities in Mexico. The Company has announced its plan to sell the facility located in Jefferson City, Missouri.

Major offices and manufacturing facilities in the United States related to the commercial appliances segment are located in: Williston, South Carolina and Commerce, California.

The facilities for the home appliances and commerical appliances segments are well maintained, suitably equipped and in good operating condition. The facilities used had sufficient capacity to meet production needs in 2001, and the Company expects that such capacity will be adequate for planned production in 2002. The Company's major capital projects and planned capital expenditures for 2002 are described in Part II, Item 7, Page 14.

The Company also owns or leases sales offices and warehouses in many large metropolitan areas throughout the United States and Canada. Lease commitments are included in Part II, Item 8, Page 36.

Item 3. Legal Proceedings.

The Company is involved in contractual disputes, environmental, administrative and legal proceedings and investigations of various types. Although any litigation, proceeding or investigation has an element of uncertainty, the Company believes that the outcome of any proceeding, lawsuit or claim which is pending or threatened, or all of them combined, will not have a significant adverse effect on its consolidated financial position. The Company's contingent liabilities are discussed in Part II, Item 8, Page 45.

Item 4. Submission of Matters to a Vote of Security Holders.

The Company did not submit any matters to a vote of security holders during the fourth quarter of 2001 through a solicitation of proxies or otherwise.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Office Held	First Became an Officer	Age
Ralph F. Hake	Chairman and Chief Executive Officer	2001	53
William L. Beer	President, Maytag Appliances	1993	49
R. Craig Breese	President, Maytag International	2001	49
Thomas A. Briatico	President, Dixie-Narco, Inc.	1985	54
Steven J. Klyn	Vice President and Treasurer	2000	36
Keith G. Minton	President, The Hoover Company	1989	54
Jon O. Nicholas	Senior Vice President Human Resources	1993	62
Ernest Park	Senior Vice President and Chief Information Officer	2000	49
Thomas J. Piersa	Vice President Global Procurement	2000	50
Roger K. Scholten	Senior Vice President and General Counsel	2000	47
Vitas A. Stukas	Vice President and Corporate Controller	1989	48
Steven H. Wood	Executive Vice President and Chief Financial Officer	1992	44

Each of the executive officers has served the Company in various executive or administrative positions for at least the last five years except as noted above and except for:

Name	Company/Position	Period
Ralph F. Hake	Fluor Corporation, an engineering, procurement, construction, maintenance and business services company Executive Vice President and Chief Financial Officer	1998-2001
	Whirlpool Corporation, a manufacturer of home appliances Various Positions ending as Senior Executive Vice President and Chief Financial Officer	1987-1998
R. Craig Breese	Viskase Corporation, a manufacturer of products used by the meat and poultry industry Various Positions ending as Executive Vice President	1990-2001
Ernest Park	Honeywell Global Business Services, a diversified technology and manufacturing company Vice President and Chief Information Officer	1999-2000
	Allied Signal Business Services, a diversified technology and manufacturing company Vice President and Chief Information Officer	1996-1999
Thomas J. Piersa	York International Corporation, a manufacturer of heating, ventilating, air conditioning and refrigeration Vice President Worldwide Supply Chain Management	1998-2000
	Eastman Kodak Co, a manufacturer and marketer of imaging products and services Various Positions ending as Manager Worldwide Strategic Sourcing	1978-1998

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Quarter	Sale Price of Common Shares 2001 High	2001 Low	2000 High	2000 Low	Dividends Per Share 2001	Dividends Per Share 2000
First	$37.40	$30.50	$47.75	$25.94	$ .18	$ .18
Second	36.00	29.07	41.44	31.81	.18	.18
Third	34.00	22.25	42.44	29.88	.18	.18
Fourth	31.79	24.00	31.75	25.00	.18	.18

The principal U.S. market the Company's common stock is traded on is the New York Stock Exchange under the symbol MYG. As of March 11, 2002, the Company had 21,114 shareowners of record.

Item 6. Selected Financial Data

	2001(1)	2000(2)	1999(3)	1998	1997
	Dollars in thousands, except per share data				
Net sales	$4,323,713	$3,994,918	$4,053,185	$3,804,647	$3,253,691
Gross profit	1,003,504	1,088,899	1,182,446	1,109,552	893,894
Percent of sales	23.2%	27.2%	29.1%	29.1%	27.4%
Operating income	$ 289,152	$ 439,715	$ 572,488	$ 510,549	$ 344,922
Percent of sales	6.6%	11.0%	14.1%	13.4%	10.6%
Income from continuing operations	$ 167,538	$ 216,367	$ 328,582	$ 281,938	$ 179,067
Percent of sales	3.8%	5.4%	8.1%	7.4%	5.5%
Basic earnings per share-continuing operations	$ 2.19	$ 2.78	$ 3.80	$ 3.07	$ 1.85
Diluted earnings per share-continuing operations	2.13	2.63	3.66	3.00	1.83
Dividends paid per share	0.72	0.72	0.72	0.68	0.64
Basic weighted-average shares outstanding	76,419	77,860	86,443	91,941	96,565
Diluted weighted-average shares outstanding	78,565	82,425	89,731	93,973	98,055
Depreciation of property, plant and equipment	$ 148,370	$ 133,840	$ 122,254	$ 126,510	$ 121,084
Capital expenditures	145,569	152,598	134,597	134,277	196,345
Total assets	3,156,151	2,668,924	2,636,487	2,587,663	2,514,154
Long-term debt, less current portion	932,065	444,652	333,743	439,842	546,178

Prior year results have been restated to reflect Blodgett and Rongshida-Maytag as discontinued operations.

(1) Includes the net sales of Amana of $304.5 million that was acquired effective August 1, 2001. Operating income includes $9.8 million in special charges associated with a salaried workforce reduction. The after-tax special charges of $6.2 million are included in income from continuing operations. Income from continuing operations also includes a $7.2 million charge for loss on securities and a one-time tax credit of $42 million.

(2) Operating income includes $39.9 million in special charges associated with terminated product initiatives, asset write-downs and severance costs related to management changes. The after-tax special charges of $25.3 million are included in income from continuing operations. Income from continuing operations also includes a $17.6 million ($11.2 million after-tax) charge for loss on securities.

(3) Net sales include $20 million of sales from the Company's acquisition of Jade, a manufacturer of commercial ranges and refrigerators and residential ranges in the first quarter of 1999.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Maytag early adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the fourth quarter of 2001 and classified the 2001 results of its Blodgett foodservice business and its 50.5 percent owned joint venture in China ("Rongshida-Maytag") as discontinued operations. All prior periods presented have been restated to reflect these results as discontinued operations (see "Discontinued Operations" section in this Management's Discussion and Analysis).

Critical Accounting Policies

The following accounting policies and practices are those that management believes are most important to the portrayal of Maytag's financial condition and results and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts: Maytag evaluates the collectibility of its accounts receivable based on a combination of factors. Where Maytag is aware of a customer's inability to meet its financial obligations (e.g., where it has filed for bankruptcy), Maytag specifically reserves for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, Maytag establishes reserves for bad debts based on the length of time the receivables are past due ranging from 0.05% of the face amount of the account receivable for current amounts up to 90% for amounts more than 90 days past due, based on Maytag's historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations), Maytag's estimates of the recoverability of amounts due could be revised by a material amount.

Pensions: Maytag provides noncontributory defined benefit pension plans for most of its employees. Plans covering salaried, management and some nonunion hourly employees generally provide pension benefits that are based on an average of the employee's earnings and credited service. Plans covering union hourly and other nonunion hourly employees generally provide benefits of stated amounts for each year of service. Maytag's funding policy for the plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts that Maytag may determine to be appropriate. Maytag accounts for its defined benefit pension plans in accordance with FASB Statement No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in financial statements be determined on an actuarial basis. A minimum liability is required to be established on the Consolidated Balance Sheets representing the amount of unfunded accrued pension cost. The unfunded accrued pension cost is the difference between the accumulated benefit obligation and the fair value of the plan assets. When it is necessary to establish an additional minimum pension liability, an equal amount is recorded as an intangible pension asset limited to unrecognized prior service cost. Any excess amount is recorded as a reduction to shareowners' equity in Accumulated other comprehensive income, net of tax, in the Consolidated Balance Sheets.

To account for its defined benefit plans in accordance with Statement No. 87, at the end of each year, Maytag must make three main determinations: First, it must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligation for the end of the current year and to determine net periodic pension cost for the subsequent year. For guidance in determining the discount rate, Maytag looks at rates of return on high-quality fixed-income investments. At December 31, 2001, it determined this rate to be 7.5 percent compared to 7.75 percent used for 2000 and 1999.

Second, Maytag must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the projected benefit obligation for the end of the current year and to determine net periodic pension cost for the subsequent year. At December 31, 2001, it determined this rate to be 4.75 percent compared to 5.25 percent used for 2000 and 1999.

Third, Maytag must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. The difference between the actual return on plan assets and the expected return is deferred under Statement No. 87 and is recognized to net periodic pension cost over a four year period. At December 31, 2001, Maytag determined the rate for determining 2002 net periodic pension cost to be 9 percent compared to 9.5 percent used for 2001.

At December 31, 2001, Maytag's accrued pension cost was $353 million, an increase from $50 million at the end of 2000. The majority of the increase in the accrued pension cost resulted from the significant decline in the plan's asset performance during 2001. In 2001, Maytag increased its pension contributions to $68 million from $42 million in 2000 and expects 2002 pension contributions to be approximately $115 million. For the year ended December 31, 2001, Maytag recognized consolidated pension expense of $42 million, an increase from $40 million in 2000. Maytag currently expects that consolidated pension expense for 2002 will increase to approximately $56 million due to a lower expected return on pension plan assets and a lower discount rate used to value the projected benefit obligation, partially offset by the decrease in expected rates of increase in compensation levels, as described above.

Postretirement Benefits: Maytag provides postretirement health care and life insurance benefits for certain employee groups in the United States. Most of the postretirement plans are contributory and contain certain other cost sharing features such as deductibles and coinsurance. The plans are unfunded. Employees do not vest and these benefits are subject to change. Death benefits for certain retired employees are funded as part of, and paid out of, pension plans.

Maytag accounts for its postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires the postretirement liability recognized in the Consolidated Balance Sheets and the postretirement cost recognized in the Consolidated Statements of Income be determined on an actuarial basis.

To account for its postretirement benefits in accordance with Statement No. 106, at the end of each year, Maytag must make two main determinations: First, it must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine postretirement cost for the subsequent year. For guidance in determining the discount rate, Maytag looks at rates of return on high-quality fixed-income investments. At December 31, 2001, Maytag determined this rate to be 7.5 percent compared to 7.75 percent used for 2000 and 1999.

Second, Maytag must determine the actuarial assumption for the health care trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine net periodic postretirement benefit cost for the subsequent year. At December 31, 2001, due to increasing medical costs, Maytag increased this initial health care trend rate from 5 percent to 7 percent. The health care trend rate decreases gradually to 5 percent in 2005 and thereafter.

At December 31, 2001, Maytag's postretirement benefit liability was $497 million, an increase from $479 million at the end of 2000. For the year ended December 31, 2001, Maytag recognized postretirement cost of $46 million, an increase from $43 million in 2000. Maytag currently expects that postretirement expense for 2002 will increase to approximately $53 million due to a lower discount rate used to value the accumulated postretirement benefit obligation and an increase in the assumed health care cost trend rate, as described above.

Financial Instruments: Maytag uses foreign exchange forward contracts to manage certain foreign currency exchange exposure related to sales denominated in foreign currency. The fair values of the contracts are recognized in Other current assets in the Consolidated Balance Sheets. The forward contracts are designated as cash flow hedges, and changes in the fair value of the contracts are recognized in Other comprehensive income until the hedged item is recognized in Net sales of the Consolidated Statements of Income. Hedge ineffectiveness related to these contracts is recognized through earnings over the terms of the contract and is not significant.

Maytag has a trading program of interest rate swap contracts outstanding that are marked to market each period. The fair values of the swap positions are reflected in Other noncurrent liabilities in the Consolidated Balance Sheets. The payments made or received, as well as the mark to market adjustment, are recognized in interest expense.

Maytag uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. The interest rate swap contracts are designated as fair value hedges and the fair value of the contracts and the underlying debt obligations are recorded as Other noncurrent assets and Long-term debt on the Consolidated Balance Sheets, respectively, with equal and offsetting unrealized gains and losses in the interest expense component of the Consolidated Statements of Income. As the terms, interest rates and payment dates match exactly with the underlying debt there is no hedge ineffectiveness. Payments made or received are recognized in interest expense.

Maytag uses commodity swap agreements to manage certain commodity price exposure related to components used in the manufacture of home and commercial appliances. The fair value of the contracts is recognized in Other current assets in the Consolidated Balance Sheets. The swap contracts are designated as cash flow hedges, and changes in the fair value of the contracts are recognized in Other comprehensive income until the hedged item is recognized in Cost of sales of the Consolidated Statements of Income. Hedge ineffectiveness related to these contracts is recognized through earnings over the terms of the contract and is not significant.

See discussion of quantitative and qualitative disclosures about market risk in "Market Risks" section of this Management's Discussion and Analysis.

Litigation and Tax Contingencies: Maytag is a defendant in a number of legal proceedings associated with employment and product liability matters. Maytag's legal department estimates the costs to settle pending litigation, including legal expenses, based on its experience involving similar cases, specific facts known, and if applicable based on judgments of outside counsel. Maytag does not believe it is a party to any legal proceedings that will likely have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations, for any particular quarterly or annual period, could be materially affected by changes in Maytag's assumptions related to these proceedings.

Maytag's tax returns are subject to audit by various domestic and foreign tax authorities. During the course of these audits, the authorities often question the positions taken in the return, including the timing and amount of deductions and the allocation of income among various tax jurisdictions, which can affect the amount of taxes ultimately due. In evaluating the exposure associated with its various filing positions, Maytag records reserves for probable exposures. To the extent Maytag were to prevail in matters where accruals have been established or required to pay amounts in excess of the accrual, Maytag's effective tax rate and net income in a given financial period may be materially impacted.

Comparison of 2001 with 2000

Maytag has two reportable segments: home appliances and commercial appliances (see discussion and financial information about Maytag's reportable segments in "Segment Reporting" section of the Notes to Consolidated Financial Statements). The 2001 results include the major appliances business of Amana Appliances ("Amana") that was acquired by Maytag effective August 1, 2001 (see "Business Acquisitions" section in this Management's Discussion and Analysis).

Net Sales: Consolidated net sales for 2001 were $4.324 billion, an increase of eight percent from 2000. Excluding the impact of the Amana acquisition, 2001 net sales increased one percent over 2000.

Home appliances net sales, which include major appliances, floor care products and international export sales, increased ten percent compared to 2000 primarily due to the impact of the Amana acquisition. Excluding Amana, home appliances sales were up two percent with increases in major appliances partially offset by decreases in floor care products and export sales. The increase in major appliances sales was achieved despite a decline in industry unit shipments for 2001. The decrease in sales of floor care products was due to the industry being down, the retail focus on lower priced products in contrast to Maytag's strategy of premium priced products, and higher sales beginning in the third quarter of 2000 associated with the introduction of Maytag's new bagless floor care products.

For 2002, Maytag expects the floor care and major appliances industries to be flat to up slightly relative to 2001. The bankruptcy filing in January 2002 by a major national retailer may negatively impact Maytag's floor care sales in the first half of

2002. A collective bargaining agreement covering one of Maytag's refrigeration manufacturing sites is scheduled for negotiations in April of 2002. If agreement is not reached in a timely manner, any resulting work stoppage could have an adverse impact on Maytag's results of operations.

Commercial appliances net sales, which include vending and foodservice, decreased 18 percent in 2001 compared to 2000. The net sales decrease was due primarily to the continued weak vending equipment industry. For 2002, the vending equipment industry is expected to be flat relative to 2001.

Gross Profit: Consolidated gross profit as a percent of sales decreased to 23.2 percent in 2001 from 27.3 percent of sales in 2000. The decrease in gross margin was due primarily to weaker product pricing, product mix and higher distribution and warranty costs partially offset by lower raw material costs. Maytag expects raw material prices for 2002 to be flat to slightly lower compared to 2001. Maytag expects 2002 pension and postretirement costs to increase by approximately $17 million compared to 2001 due to a lower expected return on pension plan assets, a lower discount rate used to value the projected benefit obligation and an increase in the assumed health care cost trend rate.

Selling, General and Administrative Expenses: Consolidated selling, general and administrative expenses were 16.3 percent of sales in 2001 compared to 15.3 percent of sales in 2000. The increase was due primarily to higher national advertising expenses as well as other general and administrative expenses. Selling, general and administrative expenses are expected to decrease as a percentage of sales in 2002 compared to 2001. This is due to a corporate-wide cost reduction initiative as well as a change in accounting standards, effective January 1, 2002, whereby goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests. Selling, general and administrative expense is also expected to decrease in 2002 due to new accounting standards effective January 1, 2002 that require Maytag to classify certain sales incentive offers as a reduction to sales that were previously classified in selling, general and administrative expense (see "Impact of Recently Issued Accounting Standards" section in the Notes to the Consolidated Financial Statements).

Special Charges: During the fourth quarter of 2001, Maytag recorded in operating income special charges of $9.8 million, or $6.2 million after-tax, primarily associated with severance costs related to a salaried workforce reduction. Of the $9.8 million special charges, $7.9 million, $0.7 million and $1.2 million were recorded in the home appliances segment, commercial appliances segment and corporate, respectively.

During the fourth quarter of 2000, Maytag recorded in operating income, special charges of $39.9 million, or $25.3 million after-tax, associated with terminated product initiatives, asset write downs and executive severance costs related to management changes. Of the $39.9 million special charges, $19.7 million and $20.2 million were recorded in the home appliances segment and corporate, respectively.

Operating Income: Consolidated operating income for 2001 was $289 million, or 6.7 percent of sales, compared to $440 million, or 11 percent of sales, in 2000. Excluding the special charges of $9.8 million, consolidated operating income for 2001 was $299 million, or 6.9 percent of sales. Excluding the special charges of $39.9 million, consolidated operating income for 2000 was $480 million, or 12 percent of sales. The decrease in operating margin was primarily due to the decrease in gross profit margin discussed above.

Home appliances operating income, excluding special charges of $7.9 million, decreased 33 percent in 2001 compared to 2000. Operating margin, excluding special charges, for 2001 was 8.1 percent of sales compared to 13.4 percent of sales in 2000. The decrease in operating margin was due primarily to the decrease in gross profit margins discussed above.

Commercial appliances operating income, excluding special charges of $0.7 million, decreased 78 percent in 2001 compared to 2000. Operating margin for 2001, excluding special charges, was 2.8 percent of sales compared to 10.5 percent of sales in 2000. The decrease in operating income was due primarily to the decrease in sales discussed above.

Interest Expense: Interest expense for 2001 was seven percent higher than 2000. The increase resulted from additional debt issued for the acquisition of Amana and the classification of the financing costs related to the Maytag Trusts as interest expense instead of minority interest during the third quarter of 2001. These increases were partially offset by lower average borrowing rates (see "Company Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests" section in the Notes to Consolidated Financial Statements for further discussion on the Maytag Trusts).

Loss on Securities: During the fourth quarter of 2001, Maytag recorded a loss on securities of $7.2 million resulting from the write-off of a remaining investment in an Internet-related company. During the fourth quarter of 2000, Maytag recorded losses on securities of $17.6 million, or $11.2 million after-tax, resulting from a lower market valuation of securities held in TurboChef Technologies, Inc. and investments in privately held Internet-related companies.

Income Taxes: The 2001 effective tax rate, excluding a one-time tax benefit of $42 million and the $7.2 million loss on securities where future tax benefit is uncertain, was 32.9 percent compared to 33.6 percent in 2000. The $42 million one time tax benefit was associated with an Internal Revenue Service audit settlement related to recognition of capital gains in prior year tax returns that were offset by available capital loss carryforwards. Maytag expects the effective tax rate for 2002 to be approximately 34 percent.

Minority Interest: Minority interest decreased by $6.1 million in 2001 compared to 2000 primarily due to the early retirement of the $200 million Maytag Trust obligations as discussed under "Extraordinary Item-Loss on Early Retirement of Debt" of this Management's Discussion and Analysis and the classification of the financing costs related to the Maytag Trusts as interest expense instead of minority interest in the third quarter of 2001 (see "Company Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests" section in the Notes to Consolidated Financial Statements for further discussion on the Maytag Trusts).

Discontinued Operations: During the third quarter of 2001, a $59.5 million net loss was recognized on the pending sale of Blodgett that was subsequently completed in December 2001. No tax benefit was recorded on the $59.5 million capital loss as the future tax benefit from such loss is uncertain. The sale of Blodgett generated notes receivable of $21 million and net cash proceeds of $70.6 million after transaction costs of $3.4 million.

Maytag has committed to a plan to dispose of its interest in Rongshida-Maytag during 2002. A charge was recognized in the fourth quarter of 2001 of approximately $42.3 million to write down Maytag's interest in the net assets of Rongshida-Maytag to its fair value less cost to dispose. The estimated fair value was calculated using expected future cash flows discounted at a ten percent rate as there was no observable market price. The fair value of Maytag's interest in Rongshida-Maytag will be evaluated in each subsequent period. No tax benefit was recorded on the $42.3 million capital loss as the future tax benefit from such loss is uncertain.

Cumulative Effect of Accounting Change: A cumulative effect of accounting change of $3.7 million was recognized in the second quarter of 2001 due to the implementation of accounting rules effective June 30, 2001. The accounting rules required Maytag to establish the fair market value of the put obligations and purchase contracts associated with the Maytag Trusts on the balance sheet (see "Impact of Recently Issued Accounting Standards" and "Earnings Per Share" sections in the Notes to the Consolidated Financial Statements).

Extraordinary Item-Loss on Early Retirement of Debt: In the third quarter of 2001, Maytag recognized an after-tax loss on early retirement of debt of $5.2 million related to the cost of refinancing the Maytag Trusts (see "Company Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests" section in the Notes to Consolidated Financial Statements for further discussion on the Maytag Trusts).

Net Income (Loss): The following table summarizes the impact of the special charges, loss on securities, discontinued operations, one-time tax benefit, extraordinary item and cumulative effect of accounting change on reported net income and diluted earnings per share. The decrease in net income in 2001 compared to the same period in 2000, excluding the special items above, was due primarily to the decrease in operating income.

The decrease in diluted earnings per share in 2001 compared to 2000, excluding the special items was also due primarily to the decrease in operating income partially offset by lower diluted average shares outstanding.

The $3.7 million cumulative effect of accounting change was accretive to diluted earnings per share by $0.76 due to the specific calculation requirements of dilutive earnings per share according to FASB No. 128, "Earnings Per Share" (see "Impact of Recently Issued Accounting Standards" and "Earnings Per Share" section in the Notes to the Consolidated Financial Statements for further discussion).

Net income (loss) (in millions)	Year Ended December 31 2001	2000
Net income excluding special charges, loss on securities, tax benefit, discontinued operations, extraordinary item and cumulative effect of accounting change	$ 139.0	$252.9
Special charges	(6.3)	(25.3)
Loss on securities	(7.2)	(11.2)
Tax benefit	42.0	—
Discontinued operations	(110.9)	(15.4)
Extraordinary item—loss on early retirement of debt	(5.2)	—
Cumulative effect of accounting change	(3.7)	—
Reported net income	$ 47.7	$201.0

Diluted earnings per common share	Year Ended December 31 2001	2000
Diluted earnings per share excluding special charges, loss on securities, tax benefit, discontinued operations, extraordinary item and cumulative effect of accounting change	$ 1.77	$ 3.07
Special charge	(0.08)	(0.31)
Loss on securities	(0.09)	(0.14)
Tax benefit	0.53	—
Discontinued operations	(1.41)	(0.19)
Extraordinary item—loss on early retirement of debt	(0.07)	—
Cumulative effect of accounting change	0.76	—
Reported diluted earning per share	$ 1.41	$ 2.44

Comparison of 2000 with 1999

Net Sales: Consolidated net sales for 2000 were $4.0 billion, a decrease of 1 percent from 1999. Home appliances net sales, which include major appliances and floor care products, were up slightly compared to 1999 due to increased sales of floor care products and export sales partially offset by a decrease in major appliances sales. The sales growth in floor care products exceeded industry growth primarily due to the introduction of two lines of bagless upright cleaners. The decrease in major appliances sales was due primarily to intense competition attributable to the loss of several key retail distribution channels and a decline in major appliances industry sales in the second half of 2000. Maytag's full year 2000 major appliances shipments were down compared to 1999, despite industry shipments setting a new one-year record.

Commercial appliances net sales, which include vending and foodservice equipment, decreased 19 percent in 2000 compared to 1999. The net sales decrease was due primarily to a softening of industry demand for vending equipment.

Gross Profit: Consolidated gross profit as a percent of sales decreased to 27.3 percent of sales in 2000 from 29.2 percent of sales in 1999. The decrease in gross margin was due primarily to the competitive pricing environment and lower sales volume as well as higher research and development costs.

Selling, General and Administrative Expenses: Consolidated selling, general and administrative expenses were 15.3 percent of sales in 2000 compared to 15 percent of sales in 1999. The increase was due primarily to increased sales promotion expenses partially offset by lower incentive compensation expense.

Special Charges: During the fourth quarter of 2000, Maytag recorded in operating income special charges of $39.9 million, or $25.3 million after-tax, associated with terminated product initiatives, asset write-downs and executive severance costs related to management changes. Of the $39.9 million special charges $19.7 million and $20.2 million were recorded in home appliances and corporate, respectively.

Operating Income: Consolidated operating income for 2000 was $440 million, or 11.0 percent of sales, compared to $572 million, or 14.1 percent of sales, in 1999. Excluding the special charges of $39.9 million, consolidated operating income for 2000 was $480 million, or 12 percent of sales. The decrease in operating margin was primarily due to the decrease in gross profit margin discussed above.

Home appliances operating income, excluding special charges of $19.7 million, decreased 11 percent in 2000 compared to 1999. Operating margin, excluding special charges, for 2000 was 13.4 percent of sales compared to 15.2 percent of sales in 1999. The decrease in operating margin was due primarily to the decrease in gross profit margins discussed above.

Commercial appliances operating income decreased 43 percent in 2000 compared to 1999. Operating margin for 2000 was 10.5 percent of sales compared to 15.0 percent of sales in 1999. The decrease in operating income was due primarily to the decrease in sales discussed above.

Interest Expense: Interest expense for 2000 was 25 percent higher than 1999 due to higher average borrowings primarily associated with share repurchases partially offset by lower interest rates.

Loss on Securities: Maytag recorded losses on securities of $17.6 million, or $11.2 million after-tax, resulting from a lower market valuation of securities held in TurboChef Technologies, Inc. and investments in privately held Internet-related companies.

Income Taxes: The effective tax rate was 33.6 percent, a decrease from 36.2 percent for 1999. The decrease in the effective tax rate was due to benefits associated with additional research and development tax credits and financing transactions that established the Maytag Capital Trusts in the second half of 1999.

Minority Interest: Minority interest increased by $9 million in 2000 compared to 1999 primarily because of the financing transactions that established the Maytag Capital Trusts in the second half of 1999.

Net Income: The following table summarizes the impact of special charges and loss on securities on reported net income and diluted earnings per share. The decrease in net income, excluding special items, was primarily due to the decrease in operating income and higher interest and minority interest expense. The decrease in diluted earnings per share, excluding special items, was due to the decrease in net income partially offset by the impact of lower shares outstanding as a result of Maytag's share repurchase program.

	Year Ended December 31	
Net income (loss) (in millions)	**2000**	**1999**
Net income excluding special charges, loss on securities and discontinued operations	$252.9	$328.6
Special charges	(25.3)	—
Loss on securities	(11.2)	—
Discontinued operations	(15.4)	(0.1)
Reported net income	$201.0	$328.5

	Year Ended December 31	
Diluted earnings per common share	**2000**	**1999**
Diluted earnings per share excluding special charges, loss on securities and discontinued operations	$ 3.07	$3.66
Special charge	(0.31)	—
Loss on securities	(0.14)	—
Discontinued operations	(0.19)	—
Reported diluted earning per share	$ 2.44	$3.66

Liquidity and Capital Resources

Maytag's primary sources of liquidity are cash provided by operating activities and borrowings. Detailed information on Maytag's cash flows is presented in the Consolidated Statements of Cash Flows.

Net Cash Provided by Operating Activities: Cash flow provided by operating activities consists primarily of net income adjusted for certain non-cash items, changes in working capital items, changes in pension assets and liabilities and postretirement benefits. Non-cash items include depreciation and amortization and deferred income taxes. Working capital items consist primarily of accounts receivable, inventories, other current assets and other current liabilities.

Net cash provided by operating activities for 2001 increased $19 million compared to 2000 primarily due to a decrease in working capital requirements in 2001 compared to 2000 which more than offset decreases in net income.

In 2001, Maytag increased its pension contributions to $68 million from $42 million in 2000 and expects 2002 pension contributions to be approximately $115 million.

A portion of Maytag's accounts receivable is concentrated among major national retailers. A significant loss of business with any of these retailers could have an adverse impact on Maytag's ongoing operations.

Maytag has arrangements with certain finance companies to provide floor plan financing for certain customers. These arrangements provide liquidity for Maytag by financing customer purchases of Maytag products. Maytag sells accounts receivable to the finance companies to primarily accelerate cash flow and lower working capital needs. The accounts receivable are sold without recourse.

Total Investing Activities: Maytag's capital expenditures represent continual investments in its businesses for new product designs, cost reduction programs, replacement of equipment, capacity expansion and government mandated product requirements and similar items.

Capital expenditures in 2001 were $146 million compared to $153 million in 2000. Maytag plans to invest approximately $190 million in capital expenditures in 2002.

Effective December 2001, Maytag completed the sale of Blodgett that generated notes receivable of $21 million and net cash proceeds of $70.6 million after transaction costs of $3.4 million (see discussion in "Discontinued Operations" section in this Management's Discussion and Analysis). Effective August 2001, Maytag acquired the appliance business of Amana for $313.5 million in cash and $16.5 million in common stock (see discussion in "Business Acquisition" section in this Management's Discussion and Analysis).

Total Financing Activities: Dividend payments on Maytag's common stock in 2001 and 2000 were $55 million and $56 million, respectively or $0.72 per share. In connection with its previously outstanding put option contracts, during 2001, Maytag repurchased 0.4 million shares of common stock at a cost of $28 million and cash settled remaining put option contracts for $17 million.

Any funding requirements for future investing and financing activities in excess of cash on hand and generated from operations will be supplemented by borrowings. Maytag's commercial paper program is supported by two credit agreements with a consortium of lenders that provide revolving credit facilities of $200 million each, totaling $400 million. These agreements expire May 2, 2002 and May 3, 2004. Maytag had $148 million of commercial paper outstanding as of December 31, 2001. The credit agreements include financial covenants with respect to interest coverage and leverage and give the lenders a right to terminate the facilities upon the occurrence of an event of default, which include failure to comply with the financial covenants, failure to maintain an investment grade rating by both Moody's Investors Service, Inc. and Standard & Poors Rating Services Group on Maytag's senior unsecured long-term debt and the existency of defaults under other debt for borrowed money of Maytag. Maytag is in compliance with the financial covenants in the credit agreements as of December 31, 2001 and expects to be in compliance with these financial covenants through the end of 2002. The existence of an event of default under the credit agreements or the termination of the credit agreements because of an event of default would adversely impact Maytag's ability to borrow through the sale of commercial paper.

In April 2001, Maytag issued $185 million of notes due March 31, 2006 under an effective shelf registration statement. Maytag subsequently filed a new shelf registration with the Securities and Exchange Commission for $750 million of debt securities. In August 2001, Maytag issued $250 million of notes due August 1, 2031 and in November 2001, issued $200 million of notes due December 1, 2006 under this shelf registration statement.

Future obligations and commitments to make future payments under contracts consisted the following:

	Total	Payments Due by Year 2002	2003	2004	2005	2006	Thereafter
				in thousands			
Long-term debt	$1,065,651	$133,585	$204,582	$25,326	$3,365	$410,562	$288,231
Notes payable	148,247	148,247					
Future minimum lease payments for operating leases	47,503	17,332	13,208	7,294	4,342	2,831	2,496
Commitments for capital expenditures	68,400	68,400					
Anvil Technologies LLC	100,142	100,142					
Total contractual cash obligations	$1,429,943	$467,706	$217,790	$32,620	$7,707	$413,393	$290,727

Notes of $194 million included in the long-term debt grant holders the right to require the Company to repurchase all or any portion of these notes at 100 percent of the principal amount thereof, together with accrued interest, following the occurrence of both a change of Company control and a credit rating decline to below investment grade.

Market Risks

Maytag is exposed to foreign currency exchange risk related to its transactions, assets and liabilities denominated in foreign currencies. To manage certain foreign exchange exposures, Maytag enters into foreign currency forward and option contracts. Maytag's policy is to hedge a portion of its anticipated foreign currency denominated export sales transactions, which are denominated primarily in Canadian dollars, for periods not exceeding twelve months. At December 31, 2001, a uniform 10 percent strengthening of the U.S. dollar relative to the foreign currencies in which Maytag's sales are denominated would result in a decrease in net income of approximately $14 million for the year ending December 31, 2002. This sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in potential changes in sales levels or local currency prices.

Maytag also is exposed to commodity price risk related to Maytag's purchase of selected commodities used in the manufacturing of its products. To reduce the effect of changing raw material prices for selected commodities, Maytag has entered into commodity swap agreements to hedge a portion of its anticipated raw material purchases on selected commodities. At December 31, 2001, a uniform 10 percent increase in the price of commodities covered by commodity swap agreements would result in a decrease in net income of approximately $4 million for the year ending December 31, 2002.

Maytag also is exposed to interest rate risk in the portfolio of Maytag's debt. Maytag uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. The swaps involve the exchange of fixed and variable rate payments without exchanging the notional principal amount. At December 31, 2001, a uniform 10 percent increase in interest rates would result in a decrease in net income of approximately $1 million for the year ending December 31, 2002.

Contingencies

Maytag has contingent liabilities arising in the normal course of business, including pending litigation, environmental remediation, taxes and other claims. Maytag's legal department estimates the costs to settle pending litigation, including legal expenses, based on its experience involving similar cases, specific facts known, and if applicable based on judgments of outside counsel. Maytag believes the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

As of December 31, 2001 Maytag had approximately $37 million in stand-by letters of credits primarily associated with the requirement to fund certain unqualified pension plans in the event of a change in control.

Business Acquisition

Effective August 1, 2001, Maytag acquired the major appliances and commercial microwave oven businesses of Amana Appliances ("Amana"). The annual sales of the Amana businesses acquired were approximately $900 million. The total purchase price of $330 million included $313.5 million in cash, subject to adjustments, and delivery of 500 thousand shares of Maytag common stock with a market value of $16.5 million. The $313.5 million in cash included approximately $4.5 million in transaction costs directly related to the acquisition as well as net cash acquired of $4.7 million. The net fair market value of the assets acquired exceeded the purchase price by approximately $14 million. The difference was allocated on a pro rata basis to the long-lived assets acquired. The purchase contract contains a price adjustment mechanism, that when ultimately settled, will result in a change in the amount of the excess described above.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition net of the $14 million allocation.

	August 1, 2001
	In thousands
Current assets	$278,950
Noncurrent assets	16,996
Property, plant and equipment	178,204
Intangible assets	35,000
Total assets acquired	509,150
Current liabilities	171,460
Noncurrent liabilities	7,701
Net assets acquired	$329,989

As a result of the acquisition, Maytag expects to be more cost effective and operationally efficient in its major appliance business. To achieve these synergies Maytag formulated a plan to restructure certain parts of the Amana business that included elimination of duplicate positions and relocating employees of the acquired Amana operations. Approximately $8.7 million of costs related to the reorganization are included in the current liabilities of the net assets acquired of which $1.8 million was expended in cash during 2001.

Forward-Looking Statements

This Management's Discussion and Analysis contains statements that are not historical facts and are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of the terms: "*expect*," "*intend*," "*may impact*," "*plan*," "*should*" or similar terms. These forward-looking statements involve a number of risks and uncertainties that may cause actual results to differ materially from expected results. These risks and uncertainties include, but are not limited to, the following: business conditions and growth of industries in which Maytag competes, including changes in economic conditions in the geographic areas where Maytag's operations exist or products are sold; timing, start-up and customer acceptance of newly designed products; shortages of manufacturing capacity; competitive factors, such as price competition and new product introductions; significant loss of business from a major national retailer; the cost and availability of raw materials and purchased components; union labor negotiations; progress on capital projects; the impact of business acquisitions or dispositions; the ability of Maytag to integrate the operations from acquisitions into its operations; the costs of complying with governmental regulations; litigation and other risk factors.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

See discussion of quantitative and qualitative disclosures about market risk in "Market Risks" section of this Management's Discussion and Analysis.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Auditors

Shareowners and Board of Directors
Maytag Corporation

We have audited the accompanying consolidated balance sheets of Maytag Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareowners' equity, and cash flows for each of three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maytag Corporation at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Chicago, Illinois
January 22, 2002

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2001	2000	1999
	In thousands, except per share data		
Net sales	$4,323,713	$3,994,918	$4,053,185
Cost of sales	3,320,209	2,906,019	2,870,739
Gross profit	1,003,504	1,088,899	1,182,446
Selling, general and administrative expenses	704,596	609,284	609,958
Special charges	9,756	39,900	—
Operating income	289,152	439,715	572,488
Interest expense	(64,828)	(60,309)	(48,329)
Loss on securities	(7,230)	(17,600)	—
Other—net	(5,010)	(5,152)	8,193
Income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change	212,084	356,654	532,352
Income taxes	30,089	119,719	192,520
Income from continuing operations before minority interests, extraordinary item and cumulative effect of accounting change	181,995	236,935	339,832
Minority interests	(14,457)	(20,568)	(11,250)
Income from continuing operations before extraordinary item and cumulative effect of accounting change	167,538	216,367	328,582
Discontinued operations:			
Income (loss) from operations of discontinued Blodgett and China joint venture	(7,987)	(19,919)	2,526
Income tax (benefit) on discontinued operations	1,113	(4,519)	2,580
Provision for impairment of China joint venture	42,304	—	—
Loss on sale of Blodgett	59,500	—	—
Loss from discontinued operations	(110,904)	(15,400)	(54)
Income before extraordinary item and cumulative effect of accounting change	56,634	200,967	328,528
Extraordinary item—loss on early retirement of debt	(5,171)	—	—
Cumulative effect of accounting change	(3,727)	—	—
Net income	$ 47,736	$ 200,967	$ 328,528
Basic earnings (loss) per common share:			
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 2.19	$ 2.78	$ 3.80
Discontinued operations	(1.45)	(0.20)	—
Extraordinary item—loss on early retirement of debt	(0.07)	—	—
Cumulative effect of accounting change	(0.05)	—	—
Net income	$ 0.62	$ 2.58	$ 3.80
Diluted earnings (loss) per common share:			
Income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 2.13	$ 2.63	$ 3.66
Discontinued operations	(1.41)	(0.19)	—
Extraordinary item—loss on early retirement of debt	(0.07)	—	—
Cumulative effect of accounting change	0.76	—	—
Net income	$ 1.41	$ 2.44	$ 3.66

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31 2001	December 31 2000
	In thousands, except share data	
ASSETS		
Current assets		
Cash and cash equivalents	$ 109,370	$ 6,073
Accounts receivable, less allowance for doubtful accounts (2001—$24,121; 2000—$15,583)	618,101	476,211
Inventories	447,866	325,313
Deferred income taxes	63,557	45,616
Other current assets	40,750	51,895
Discontinued current assets	89,900	171,451
Total current assets	1,369,544	1,076,559
Noncurrent assets		
Deferred income taxes	227,967	110,393
Prepaid pension cost	1,532	1,526
Intangible pension asset	101,915	49,889
Other intangibles, less allowance for amortization (2001—$123,395; 2000—$112,790)	296,909	272,431
Other noncurrent assets	62,548	42,910
Discontinued noncurrent assets	60,001	251,154
Total noncurrent assets	750,872	728,303
Property, plant and equipment		
Land	20,854	19,616
Buildings and improvements	352,447	320,545
Machinery and equipment	1,812,446	1,607,006
Construction in progress	146,335	84,980
	2,332,082	2,032,147
Less accumulated depreciation	1,296,347	1,168,085
Total property, plant and equipment	1,035,735	864,062
Total assets	$3,156,151	$2,668,924

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31 2001	December 31 2000
	In thousands, except share data	
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities		
Notes payable	$ 148,247	$ 299,603
Accounts payable	316,050	229,998
Compensation to employees	78,281	56,439
Accrued liabilities	285,627	176,289
Current portion of long-term debt	133,586	64,181
Discontinued current liability	112,702	145,177
Total current liabilities	1,074,493	971,687
Noncurrent liabilities		
Deferred income taxes	25,100	21,463
Long-term debt, less current portion	932,065	444,652
Postretirement benefit liability	497,182	479,452
Accrued pension cost	352,861	50,265
Other noncurrent liabilities	128,084	107,614
Discontinued noncurrent liability	22,678	72,018
Total noncurrent liabilities	1,957,970	1,175,464
Company obligated manditorily redeemable preferred capital securities of subsidiary trust holding solely the Company's debentures	—	200,000
Minority interests	100,142	100,097
Temporary equity: Put options	—	200,000
Shareowners' equity		
Preferred stock:		
Authorized—24,000,000 shares (par value $1.00)		
Issued—none	—	—
Common stock:		
Authorized—200,000,000 shares (par value $1.25)		
Issued—117,150,593 shares, including shares in treasury	146,438	146,438
Additional paid-in capital	450,683	285,924
Retained earnings	1,164,021	1,171,364
Cost of common stock in treasury (2001—40,286,575 shares; 2000—40,910,458 shares)	(1,527,777)	(1,539,163)
Employee stock plans	(23,522)	(31,487)
Accumulated other comprehensive income	(186,297)	(11,400)
Total shareowners' equity	23,546	21,676
Total liabilities and shareowners' equity	$ 3,156,151	$ 2,668,924

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

	December 31		
	2001	2000	1999
		In thousands	
Common Stock			
Balance at beginning of year	$ 146,438	$ 146,438	$ 146,438
Balance at end of year	146,438	146,438	146,438
Additional paid-in capital			
Balance at beginning of year	285,924	503,346	467,192
Stock option plans issuances	(7,933)	(4,482)	(4,667)
Tax benefit of employee stock plans	2,774	2,350	7,657
Forward stock purchase contract amendment	—	(9,595)	(21,298)
Net put option premiums and settlements	(16,697)	(1,129)	46,540
Purchase contract payments	(9,733)	(7,573)	(1,717)
Stock issued in business acquisition	(2,473)	—	7,109
Other	(1,179)	3,007	2,530
Temporary equity: put options	200,000	(200,000)	—
Balance at end of year	450,683	285,924	503,346
Retained earnings			
Balance at beginning of year	1,171,364	1,026,288	760,115
Net income	47,736	200,967	328,528
Dividends on common stock	(55,079)	(55,891)	(62,355)
Balance at end of year	1,164,021	1,171,364	1,026,288
Treasury stock			
Balance at beginning of year	(1,539,163)	(1,190,894)	(805,802)
Purchase of common stock for treasury	(27,672)	(357,684)	(409,500)
Stock option plans issuances	16,185	9,176	13,812
Stock issued in business acquisition	18,961	—	8,510
Other	3,912	239	2,086
Balance at end of year	(1,527,777)	(1,539,163)	(1,190,894)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

	December 31		
	2001	2000	1999
		In thousands	
Employee stock plans			
Balance at beginning of year	$ (31,487)	$(38,836)	$ 45,331
Restricted stock awards, net	905	289	(565)
ESOP shares allocated	7,060	7,060	7,060
Balance at end of year	(23,522)	(31,487)	(38,836)
Accumulated other comprehensive income			
Minimum pension liability adjustment:			
Balance at beginning of year	(959)	(4,430)	—
Adjustment for the year	(177,123)	3,471	(4,430)
Balance at end of year	(178,082)	(959)	(4,430)
Unrealized gains (losses) on securities:			
Balance at beginning of year	—	(5,533)	(4,862)
Unrealized gains (losses) for the year	1,273	(3,564)	(671)
Unrealized losses recognized	—	9,097	—
Balance at end of year	1,273	—	(5,533)
Unrealized gains on hedges:			
Balance at beginning of year	—	—	—
Unrealized gains for the year	944	—	—
Balance at end of year	944	—	—
Foreign currency translation:			
Balance at beginning of year	(10,441)	(8,999)	(10,186)
Translation adjustments	9	(1,442)	1,187
Balance at end of year	(10,432)	(10,441)	(8,999)
Balance at beginning of year	(11,400)	(18,962)	(15,048)
Total adjustments for the year	(174,897)	7,562	(3,914)
Balance at end of year	(186,297)	(11,400)	(18,962)
Total shareowners' equity	$ 23,546	$ 21,676	$427,380

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Net income	$ 47,736	$200,967	$328,528
Other comprehensive income (loss) items, net of income taxes			
Unrealized gains (losses) on securities	1,273	(3,564)	(671)
Unrealized gains on hedges	944	—	—
Less: Reclassification adjustment for loss included in net income	—	9,097	—
Minimum pension liability adjustment	(177,123)	3,471	(4,430)
Foreign currency translation	9	(1,442)	1,187
Total other comprehensive income (loss)	(174,897)	7,562	(3,914)
Comprehensive income (loss)	$(127,161)	$208,529	$324,614

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Operating activities			
Net income	$ 47,736	$ 200,967	$ 328,528
Adjustments to reconcile net income to net cash provided by continuing operating activities:			
Net loss from discontinued operations	110,904	15,400	54
Extraordinary item—loss on early retirement of debt	5,171	—	—
Cumulative effect of accounting change	3,727	—	—
Minority interests	14,457	20,568	11,250
Depreciation	148,370	133,840	122,254
Amortization	10,605	10,196	10,052
Deferred income taxes	(4,607)	(14,814)	19,318
Special charges, net of cash paid	(4,778)	38,552	—
Loss on securities	7,230	17,600	—
Changes in working capital items exclusive of business acquisitions:			
Accounts receivable	(17,575)	(17,152)	(27,351)
Inventories	13,722	(10,179)	(15,781)
Other current assets	12,595	(6,183)	(6,591)
Other current liabilities	60,767	(17,114)	14,182
Pension assets and liabilities	(27,275)	(4,545)	(3,506)
Postretirement benefit liability	13,238	13,212	6,721
Other—net	5,881	1,285	(12,318)
Net cash provided by continuing operating activities	400,168	381,633	446,812
Investing activities			
Capital expenditures	(145,569)	(152,598)	(134,597)
Investment in securities	—	—	(10,000)
Business acquisitions, net of cash acquired and transactions costs	(313,489)	—	(3,551)
Proceeds from business disposition, net of transaction costs	70,623	—	—
Investing activities—continuing operations	(388,435)	(152,598)	(148,148)
Financing activities			
Net proceeds (repayment) of notes payable	(151,356)	221,676	24,845
Proceeds from issuance of long-term debt	647,931	175,099	64,000
Repayment of long-term debt	(291,113)	(170,130)	(139,852)
Stock repurchases	(27,672)	(357,684)	(409,500)
Debt repurchase premiums	(5,171)	—	—
Forward stock purchase amendment	—	(9,595)	(21,298)
Stock options exercised and other common stock transactions	4,828	4,693	9,144
Net put option premiums and settlements	(16,697)	(1,129)	46,540
Dividends on common stock	(55,079)	(55,891)	(62,355)
Dividends on minority interests	(15,563)	(20,545)	(10,663)
Purchase contract payments	(9,733)	(7,573)	(1,717)
Cash from (to) discontinued operations	11,376	(8,376)	5,880
Issuance of mandatorily redeemable preferred capital securities	—	—	200,000
Financing activities—continuing operations	91,751	(229,455)	(294,976)
Effect of exchange rates on cash	(187)	387	902
Increase (decrease) in cash and cash equivalents	103,297	(33)	4,590
Cash and cash equivalents at beginning of year	6,073	6,106	1,516
Cash and cash equivalents at end of year	$ 109,370	$ 6,073	$ 6,106
Cash flows from discontinued operations			
Net cash provided by discontinued operating activities	$ 663	$ 3,642	$ 21,871
Investing activities—discontinued operations	(3,195)	(10,228)	(12,709)
Financing activities—discontinued operations	(7,716)	5,002	(13,579)
Decrease in cash—discontinued operations	$ (10,248)	$ (1,584)	$ (4,417)

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and transactions of the Company and its wholly owned and majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Exchange rate fluctuations from translating the financial statements of subsidiaries located outside the United States into U.S. dollars are recorded in accumulated other comprehensive income in shareowners' equity. All other foreign exchange gains and losses are included in income.

Reclassifications: Certain previously reported amounts have been reclassified to conform with the current period presentation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Highly liquid investments with a maturity of three months or less when purchased are considered by the Company to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Inventory costs are determined by the last-in, first-out (LIFO) method for approximately 91 percent and 90 percent of the Company's inventories at December 31, 2001 and 2000, respectively. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method.

Income Taxes: Income taxes are accounted for using the asset and liability approach in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Intangibles: Intangibles principally represent goodwill, which is the cost of business acquisitions in excess of the fair value of identifiable net tangible assets acquired. Goodwill is amortized over 20 to 40 years using the straight-line method. On an ongoing basis the Company reviews intangible assets and other long-lived assets for impairment whenever events and circumstances indicate the carrying amounts may not be recoverable. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset (or acquired business) are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value using discounted cashflows. No such adjustments have been required to date.

In June 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests in accordance with the Statements. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income from continuing operations of approximately $9.1 million ($0.12 per share) for the year 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. The Company has not determined what the effect of these tests will be on earnings and the financial position of the Company.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation expense is calculated principally on the straight-line method to amortize the cost of the assets over their estimated economic useful lives. The estimated useful lives are 15 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment.

Environmental Expenditures: The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Revenue Recognition, Shipping and Handling and Product Warranty Costs: Revenue from sales of products is recognized upon shipment to customers. Shipping and handling fees charged to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. Estimated product warranty costs are recorded at the time of sale and periodically adjusted to reflect actual experience.

Advertising and Sales Promotion: All costs associated with advertising and promoting products are expensed in the period incurred.

Financial Instruments: The Company uses foreign exchange forward contracts to manage certain foreign currency exchange exposure related to sales denominated in foreign currency. The fair values of the contracts are recognized in Other current assets in the Consolidated Balance Sheets. The forward contracts are designated as cash flow hedges, and changes in the fair value of the contracts are recognized in Other comprehensive income until the hedged item is recognized in Net sales of the Consolidated Statements of Income. Hedge ineffectiveness related to these contracts is recognized through earnings over the terms of the contract and is not significant.

The Company has a trading program of interest rate swap contracts outstanding that are marked to market each period. The fair values of the swap positions are reflected in Other noncurrent liabilities in the Consolidated Balance Sheets. The payments made or received, as well as the mark to market adjustment, are recognized in interest expense.

The Company uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. The interest rate swap contracts are designated as fair value hedges and the fair value of the contracts and the underlying debt obligations are recorded as Other noncurrent assets and Long-term debt on the Consolidated Balance Sheets, respectively, with equal and offsetting unrealized gains and losses in the interest expense component of the Consolidated Statements of Income. As the terms, interest rates and payment dates match exactly with the underlying debt there is no hedge ineffectiveness. Payments made or received are recognized in interest expense.

The Company uses commodity swap agreements to manage certain commodity price exposure related to components used in the manufacture of home and commercial appliances. The fair value of the contracts is recognized in Other current assets in the Consolidated Balance Sheets. The swap contracts are designated as cash flow hedges, and changes in the fair value of the contracts are recognized in Other comprehensive income until the hedged item is recognized in Cost of sales of the Consolidated Statements of Income. Hedge ineffectiveness related to these contracts is recognized through earnings over the terms of the contract and is not significant.

Stock-Based Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options and awards. Under APB 25, no compensation expense is recognized when the exercise price of options equals or is greater than the fair market value of the underlying stock on the date of grant.

Earnings Per Common Share: Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities, such as stock options and put options, into common stock.

Comprehensive Income: Comprehensive Income is calculated in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Statement 130 requires that unrealized gains (losses) on the Company's available-for-sale securities, hedges, minimum pension liability adjustments and foreign currency translation adjustments be included in accumulated other comprehensive income as a component of shareowners' equity.

Impact of Recently Issued Accounting Standards: FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was effective January 1, 2001. Statement 133 required the Company to recognize all derivatives on the consolidated balance sheet at fair value. The adoption of Statement 133 did not have a significant effect on the Company's results of operations or financial position.

The Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) issue No. 00-19, "Determination of Whether Share Settlement is Within the Control of the Issuer for Purposes of Applying EITF Issue No. 96-13," was effective June 30, 2001. EITF 00-19 required the Company to record the put options related to the Maytag Trusts (see "Company Obligated Manditorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests" section in the Notes to Consolidated Financial Statements) as a liability at fair market value beginning June 30, 2001. This is because the Company had determined the put options contained certain contract features that limited the Company's ability to determine a net share settlement. EITF 00-19 also required the recording of an asset at fair market value for the stock purchase contract feature within the Maytag Trusts beginning June 30, 2001 as the stock purchase contract also contained features that limit the Company's ability to determine a net share settlement. The Company recognized a cumulative effect of a change in accounting principle loss of $3.7 million for the establishment of the assets and liabilities related to the purchase contracts and put options. Pro forma amounts have not been presented as the adoption would have no significant impact on net income for each period presented. As the put options were reflected as liabilities, the $200 million maximum potential obligation related to the Maytag Trust put options established at the end of 2000 as temporary equity was transferred back into paid-in capital. The Company cash settled the purchase contracts and put options in September 2001 and they are no longer reflected on the Consolidated Balance Sheets as of December 31, 2001.

The FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001 that the Company early adopted in the fourth quarter of 2001. It establishes a single accounting method for long-lived assets to be disposed of including those that are part of discontinued operations and broadens the presentation requirements of discontinued operations to include components of an entity disposed of rather than a segment of a business (see "Discontinued Operations" section in the Notes to Consolidated Financial Statements).

In November 2001, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) reached consensus on Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This guidance is effective for periods beginning after December 15, 2001. EITF 01-9 requires companies to classify certain sales incentive offers as a reduction to sales that were previously classified in selling, general and administrative expense. Prior periods are required to be restated. Upon adoption in 2002, there will be no impact on the Company's operating income or net income as a result of the new accounting policy.

Business Acquisitions

Effective August 1, 2001, Maytag acquired the major appliances and commercial microwave oven businesses of Amana Appliances ("Amana"). The annual sales of the Amana businesses acquired were approximately $900 million. The total purchase price of $330 million included $313.5 million in cash, subject to adjustments, and delivery of 500 thousand shares of Maytag common stock with a market value of $16.5 million. The $313.5 million in cash included approximately $4.5 million in transaction costs directly related to the acquisition as well as net cash acquired of $4.7 million. The net fair market value of the assets acquired exceeded the purchase price by approximately $14 million. The difference was allocated on a pro rata basis to the long-lived assets acquired. The purchase contract contains a price adjustment mechanism, that when ultimately settled, will result in a change in the amount of the excess described above.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the date of acquisition net of the $14 million allocation.

	August 1, 2001
	In thousands
Current assets	$278,950
Noncurrent assets	16,996
Property, plant and equipment	178,204
Intangible assets	35,000
Total assets acquired	509,150
Current liabilities	171,460
Noncurrent liabilities	7,701
Net assets acquired	$329,989

As a result of the acquisition, the Company expects to be more cost effective and operationally efficient in its major appliance business. To achieve these synergies the Company formulated a plan to restructure certain parts of the Amana business that included elimination of duplicate positions and relocating employees of the acquired Amana operations. Approximately $8.7 million of costs related to the reorganization are included in the current liabilities of the net assets acquired, of which $1.8 million was expended in cash during 2001.

The acquired intangible assets of $35 million represent trademarks that will be amortized over their estimated useful life of 40 years. The Company accounted for the acquisition as a purchase, and the acquired operations are included in the consolidated financial statements as a part of the home appliances segment beginning August 1, 2001. Assuming the purchase of Amana had been effective as of January 1, 2000, the pro forma consolidated net sales would have been $4.8 billion and $4.9 billion for 2001 and 2000, respectively. Assuming the purchase had been effective as of January 1, 2000, pro forma impact on income before extraordinary item and cumulative effect of accounting change, net income and earnings per share would not have been materially different from the reported amounts for 2001 and 2000.

Effective January 1, 1999, the Company acquired all of the outstanding shares of a manufacturer of commercial ranges, and refrigerators and residential ranges for $19.2 million. In connection with the purchase, the Company retired debt and incurred transaction costs of $3.6 million and delivered 289 thousand shares of Maytag common stock with a market value of $15.6 million. The acquisition has been accounted for as a purchase, and the results of its operations have been included in the consolidated financial statements since the date of acquisition. The excess of purchase price over the fair values of net assets acquired was approximately $17 million and has been recorded as Other intangibles (goodwill) in the Consolidated Balance Sheets.

Discontinued Operations

The Company early adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the fourth quarter of 2001 and classified its Blodgett foodservice operations and its 50.5 percent owned joint venture in China ("Rongshida-Maytag") as discontinued operations. All prior periods presented have been reclassified to reflect these results as discontinued operations. Previously, Blodgett was included in the commercial appliances segment and the international segment consisted solely of Rongshida-Maytag.

During the third quarter of 2001, a $59.5 million net loss was recognized on the then pending sale of Blodgett that was subsequently completed in December 2001. No tax benefit was recorded on the $59.5 million capital loss as the future tax benefit from such loss is uncertain. The sale of Blodgett generated notes receivable of $21 million and net cash proceeds of $70.6 million after transaction costs of $3.4 million.

The Company has committed to a plan to dispose of its interest in Rongshida-Maytag during 2002. A charge was recognized in the fourth quarter of 2001 of approximately $42.3 million to write down the Company's interest in the net assets of Rongshida-Maytag to its fair value less cost to dispose. The estimated fair value was calculated using expected future cash flows discounted at a ten percent rate, as there was no observable market price. The fair value of the Company's interest in Rongshida-Maytag will be evaluated in each subsequent period. No tax benefit was recorded on the $42.3 million capital loss as the future tax benefit from such loss is uncertain.

Revenues from discontinued operations consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Blodgett	$125,403	$135,544	$144,088
Rongshida-Maytag	114,456	117,042	126,400
Total revenues from discontinued operations	$239,859	$252,586	$270,488

Special Charges and Loss on Securities

During the fourth quarter of 2001, the Company recorded special charges and loss on securities totaling $17.0 million, or $13.5 million after-tax. Special charges of $9.8 million, or $6.2 million after-tax, were associated with a salaried workforce reduction of approximately 250 employees. Cash expenditures for 2001 related to this charge were $3.7 million. Loss on securities of $7.2 million resulted from the write-down of the remaining investment in a privately held Internet-related company.

During the fourth quarter of 2000, the Company recorded special charges and loss on securities totaling $57.5 million, or $36.5 million after-tax. Special charges of $39.9 million, or $25.3 million after-tax, were associated with terminated product initiatives, asset write-downs and executive severance costs related to management changes. Loss on securities of $17.6 million, or $11.2 million after-tax, resulted from a lower market valuation of securities of TurboChef Technologies, Inc. and investments in privately held Internet-related companies.

Of the $39.9 million special charges, $14.8 million involved cash expenditures related to executive severance costs ($7.0 million), contractual obligations associated with terminated product initiatives and lease commitments, of which $10.9 million and $1.3 million were expended in 2001 and 2000, respectively. The remaining $25.1 million of special charges were non-cash primarily related to the write down of fixed assets and inventory related to terminated product initiatives. The loss on securities charge of $17.6 million was non-cash.

Inventories

Inventories consisted of the following:

	December 31	
	2001	2000
	In thousands	
Raw materials	$ 62,587	$ 42,393
Work in process	76,524	60,588
Finished goods	382,925	303,249
Supplies	9,659	7,451
Total FIFO cost	531,695	413,681
Less excess of FIFO cost over LIFO	83,829	88,368
Inventories	$447,866	$325,313

Income Taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities consisted of the following:

	December 31	
	2001	2000
	In thousands	
Deferred tax assets (liabilities):		
Property, plant and equipment	$ (74,094)	$ (69,724)
Postretirement benefit liability	181,713	181,511
Product warranty/liability accruals	49,807	37,988
Pensions and other employee benefits	75,056	(4,085)
Advertising and sales promotion accruals	8,953	8,333
Interest rate swaps	2,242	9,146
Special charges	12,531	19,590
Other—net	16,398	(6,505)
	272,606	176,254
Less valuation allowance for deferred tax assets	6,182	41,708
Net deferred tax assets	$266,424	$134,546
Recognized in Consolidated Balance Sheets:		
Deferred tax assets—current	$ 63,557	$ 45,616
Deferred tax assets—noncurrent	227,967	110,393
Deferred tax liabilities—noncurrent	(25,100)	(21,463)
Net deferred tax assets	$266,424	$134,546

During 2001, the valuation allowance for deferred tax assets decreased by $37.9 million due to an Internal Revenue Service audit settlement covering the recognition of capital gains in prior year tax returns that were offset by available capital loss carryforwards. Also during 2001, a deferred tax asset and corresponding valuation allowance, both in the amount of $2.5 million, were established as a result of capital losses totaling $7.2 million from the write-down of securities as future tax benefit is uncertain (see "Special Charges and Loss on Securities" section in the Notes to consolidated Financial Statements).

For discontinued operations, $35.6 million of deferred tax assets and corresponding valuation allowances were established for capital losses totaling $101.8 million recorded in 2001. The valuation allowances were required as future tax benefit is uncertain. The components of the capital losses were $59.5 million from the sale of Blodgett and $42.3 million from the write down of the Company's interest in the net assets of Rongshida-Maytag. The deferred tax asset and corresponding valuation allowance were recorded in Discontinued noncurrent assets of the Consolidated Balance Sheets (see "Discontinued Operations" section in the Notes to the Consolidated Financial Statements).

Components of the provision for income taxes consisted of the following:

	Year Ended December 31		
	2001	2000	1999
	In thousands		
Current provision:			
Federal	$ 40,500	$124,319	$158,820
State	7,000	10,200	13,200
Non-United States	1,400	2,000	(1,400)
	48,900	136,519	170,620
Deferred provision (benefit):			
Federal	(17,500)	(16,900)	12,800
State	(1,200)	200	9,200
Non-United States	(111)	(100)	(100)
	(18,811)	(16,800)	21,900
Provision for income taxes	$ 30,089	$119,719	$192,520

The reconciliation of the United States federal statutory tax rate to the Company's effective tax rate consisted of the following:

	Year Ended December 31		
	2001	2000	1999
U.S. statutory rate applied to income from continuing operations before income taxes, minority interests, extraordinary item and cumulative effect of accounting change	35.0 %	35.0 %	35.0 %
Increase (reduction) resulting from:			
Tax credits	(2.1)	(2.1)	(0.6)
Difference due to minority interest	(3.3)	(2.6)	(1.1)
State income taxes, net of federal tax benefit	1.7	1.9	2.7
Capital loss	1.2	0.9	—
Audit settlement	(19.8)	—	—
Amortization of goodwill	1.6	1.0	0.7
Other—net	(0.1)	(0.5)	(0.5)
Effective tax rate	14.2 %	33.6 %	36.2 %

Since the Company plans to continue to finance expansion and operating requirements of subsidiaries outside the United States through reinvestment of the undistributed earnings of these subsidiaries (approximately $11 million at December 31, 2001), taxes that would result from potential distributions have only been provided on the portion of such earnings projected to be distributed in the future. If such earnings were distributed beyond the amount for which taxes have been provided, additional taxes payable would be eliminated substantially by available tax credits arising from taxes paid outside the United States.

Income taxes paid net of refunds received, during 2001, 2000 and 1999 were $31 million, $135 million and $170 million, respectively.

The tax effect of the minimum pension liability adjustment component of comprehensive income was $100.2 million and $0.5 million in 2001 and 2000, respectively. The tax effect of the unrealized gains on hedges was $0.5 million in 2001. The tax effects of the foreign currency translation adjustment and unrealized gains (losses) on securities components of comprehensive income were recorded as deferred tax assets with corresponding valuation allowances.

Notes Payable

Notes payable at December 31, 2001 consisted of commercial paper borrowings of $148.2 million.

The weighted-average interest rate on commercial paper borrowings was 3.2 percent at December 31, 2001. Notes payable at December 31, 2000 consisted of commercial paper borrowings of $299.6 million. The weighted-average interest rate on commercial paper borrowings was 7.1 percent at December 31, 2000.

The Company's commercial paper program is supported by two credit agreements with a consortium of lenders that provide revolving credit facilities of $200 million each, totaling $400 million. These agreements expire May 2, 2002 and May 3, 2004, respectively. The agreements include covenants for interest coverage and leverage that the Company was in compliance with at December 31, 2001.

Long-Term Debt

Long-term debt consisted of the following:

	December 31	
	2001	2000
	In thousands	
Notes payable with interest payable semiannually: Due May 15, 2002 at 9.75%	$ 125,358	$125,358
Medium-term notes, maturing from 2003 to 2010, from 6% to 9.03% with interest payable semiannually	652,230	308,230
Public Income NotES, with interest payable quarterly: Due August 1, 2031 at 7.875%	250,000	—
Medium-term note, maturing in 2001, with interest adjusted each quarter based on LIBOR and payable quarterly	—	40,000
Employee stock ownership plan notes payable semiannually through July 2, 2004 at 5.13%	21,180	28,240
Other	16,883	7,005
	1,065,651	508,833
Less current portion of long-term debt	133,586	64,181
Long-term debt	$ 932,065	$444,652

The $125.4 million of notes payable and $68.2 million of medium-term notes grant the holders the right to require the Company to repurchase all or any portion of these notes at 100 percent of the principal amount thereof, together with accrued interest, following the occurrence of both a change of Company control and a credit rating decline to below investment grade.

Interest paid during 2001, 2000 and 1999 was $70.1 million, $66.1 million and $58.2 million, respectively. When applicable, the Company capitalizes interest incurred on funds used to construct property, plant and equipment. Interest capitalized during 2001 was $1.1 million. Interest capitalized in 2000 and 1999 was not significant.

The aggregate maturities of long-term debt in each of the next five years and thereafter are as follows (in thousands): 2002—$133,585; 2003—$204,582; 2004—$25,326; 2005—$3,365; 2006—$410,562; thereafter—$288,231.

In 2001, the Company issued $185 million in medium-term notes with a fixed interest rate of 6.875 percent due March 31, 2006; $200 million in medium-term notes with a fixed interest rate of 6.875 percent due December 1, 2006; and $250 million in Public Income NotES with a fixed interest rate of 7.875 percent due August 1, 2031. The Public Income NotES grant the Company the right to call the notes, at par, upon 30 days notice, after August 6, 2006.

In 2000, the Company issued a $150 million medium-term note with a fixed interest rate of 7.61 percent due March 3, 2003 and a $25 million medium-term note with a fixed interest rate of 8 percent due February 28, 2010.

The Company enters into interest rate swap contracts to exchange the interest rate payments associated with long-term debt to variable rate payments based on LIBOR plus an agreed upon spread. For additional disclosures regarding the Company's interest rate swap contracts, see "Financial Instruments" section in the Notes to Consolidated Financial Statements.

Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31	
	2001	2000
	In thousands	
Warranties	$ 91,820	$ 51,155
Advertising and sales promotion	75,808	45,590
Other	117,999	79,544
Accrued liabilities	$285,627	$176,289

Pension Benefits

The Company provides noncontributory defined benefit pension plans for most employees. Plans covering salaried, management and some nonunion hourly employees generally provide pension benefits that are based on an average of the employee's earnings and credited service. Plans covering union hourly and other nonunion hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy for the plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the Company may determine to be appropriate.

The reconciliation of the beginning and ending balances of the projected benefit obligation, reconciliation of the beginning and ending balances of the fair value of plan assets, funded status of plans and amounts recognized in the Consolidated Balance Sheets consisted of the following:

	December 31,	
	2001	2000
	In thousands	
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$1,197,734	$1,166,949
Service cost	29,927	29,190
Interest cost	91,675	88,245
Amendments	14,168	31,599
Actuarial loss (gain)	38,110	(41,366)
Acquisition of Amana	45,062	—
Benefits paid	(82,525)	(76,661)
Curtailments/settlements	140	120
Other (foreign currency)	(563)	(342)
Benefit obligation at end of year	1,333,728	1,197,734
Change in plan assets:		
Fair value of plan assets at beginning of year	1,044,940	1,033,097
Actual return on plan assets	(194,313)	46,765
Acquistion of Amana	45,724	—
Employer contributions	67,844	42,144
Benefits paid	(82,525)	(76,661)
Other (foreign currency)	(663)	(405)
Fair value of plan assets at end of year	881,007	1,044,940
Funded status of plan	(452,721)	(152,794)
Unrecognized actuarial loss	379,661	52,151
Unrecognized prior service cost	102,229	104,038
Unrecognized transition assets	(330)	(734)
Net amount recognized	$ 28,839	$ 2,661
Amounts recognized in the Consolidated Balance Sheets consisted of:		
Prepaid pension cost	$ 1,532	$ 1,526
Intangible pension asset	101,915	49,889
Accrued pension cost	(352,861)	(50,265)
Accumulated other comprehensive income	278,253	1,511
Net pension asset	$ 28,839	$ 2,661

Assumptions used in determining net periodic pension cost for the plans in the United States consisted of the following:

	2001	2000	1999
Discount rates	7.75%	7.75%	6.75%
Rates of increase in compensation levels	5.25%	5.25%	4.50%
Expected long-term rate of return on assets	9.50%	9.50%	9.50%

For the valuation of projected benefit obligation at December 31, 2001 and for determining net periodic pension cost in 2002, the discount rate decreased to 7.5 percent, the rate of increase in compensation decreased to 4.75 percent and the expected long-term rate of return on assets decreased to 9 percent. Assumptions for plans outside the United States are comparable to the above in all periods.

The actuarial loss of $38.1 million in the reconciliation of the 2001 projected benefit obligation primarily represents the impact of the decrease in the discount rate from 7.75 percent to 7.5 percent. The primary reasons for the $300 million increase in the underfunded status of the plans were the $194 million loss incurred on the plan assets during 2001 as well as the $38.1 million actuarial loss.

The Company amended its pension plans in 2001, 2000 and 1999 to include several benefit improvements for plans covering salaried and hourly employees.

The components of net periodic pension cost consisted of the following:

	Year Ended December 31		
	2001	2000	1999
	In thousands		
Components of net periodic pension cost:			
Service cost	$ 29,927	$ 29,190	$ 27,044
Interest cost	91,675	88,245	74,406
Expected return on plan assets	(95,929)	(87,597)	(80,513)
Amortization of transition assets	(391)	(5,214)	(5,214)
Amortization of prior service cost	15,218	14,479	12,507
Recognized actuarial loss	196	991	4,189
Curtailments/settlements	2,423	613	116
Portion of net periodic pension cost classified in discontinued operations	(882)	(1,049)	(876)
Net periodic pension cost	$ 42,237	$ 39,658	$ 31,659

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,324,352, $1,224,027 and $871,276, respectively, as of December 31, 2001, and $1,188,080, $1,082,689 and $1,032,424, respectively, as of December 31, 2000.

Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for certain employee groups in the United States. Most of the postretirement plans are contributory and contain certain other cost sharing features such as deductibles and coinsurance. The plans are unfunded. Employees do not vest and these benefits are subject to change. Death benefits for certain retired employees are funded as part of, and paid out of, pension plans.

The reconciliation of the beginning and ending balances of the accumulated benefit obligation, reconciliation of the beginning and ending balances of the fair value of plan assets, funded status of plans and amounts recognized in the Consolidated Balance Sheets consisted of the following:

	December 31	
	2001	2000
	In thousands	
Change in accumulated benefit obligation:		
Benefit obligation at beginning of year	$ 433,403	$ 424,824
Service cost	14,907	14,007
Interest cost	32,640	31,498
Actuarial loss (gain)	54,115	(6,720)
Acquisition of Amana	3,284	—
Amendment	(7,283)	—
Benefits paid	(33,057)	(30,206)
Benefit obligation at end of year	498,009	433,403
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contribution	33,057	30,206
Benefits paid	(33,057)	(30,206)
Fair value of plan assets at end of year	—	—
Funded status of plan	(498,009)	(433,403)
Unrecognized actuarial loss (gain)	7,960	(47,177)
Unrecognized prior service cost (benefit)	(7,133)	158
Portion of postretirement benefit liability classified in discontinued operations	—	970
Postretirement benefit liability	$(497,182)	$(479,452)

Assumptions used in determining net periodic postretirement benefit cost consisted of the following:

	2001	2000	1999
Health care cost trend rates(1):			
Current year	5.00%	5.50%	6.00%
Decreasing gradually to the year 2005 and remaining thereafter	5.00%	5.00%	5.00%
Discount rates	7.75%	7.75%	6.75%

(1) Weighted-average annual assumed rate of increase in the per capita cost of covered benefits.

For the valuation of accumulated benefit obligation at December 31, 2001 set forth in the table above, and for determining net postretirement benefit costs in 2002, the discount rate decreased to 7.5 percent and the health care cost trend rates were assumed to be 7 percent for 2001, 6.5 percent for 2002, decreasing gradually to 5 percent in 2005 and remaining thereafter.

The actuarial loss of $54.1 million in the reconciliation of the 2001 accumulated benefit obligation primarily represents the impact of the change in assumptions described above. The plans were amended in 2001 to include additional cost sharing features for salaried employees.

The components of net periodic postretirement cost consisted of the following:

	Year Ended December 31		
	2001	2000	1999
	In thousands		
Components of net periodic postretirement cost:			
Service cost	$14,907	$14,007	$14,390
Interest cost	32,640	31,498	27,282
Amortization of prior service cost	168	(2,030)	(7,629)
Recognized actuarial gain	(1,211)	(233)	—
Curtailment losss	175	—	—
Portion of net periodic postretirement cost classified in discontinued operations	(196)	(189)	(116)
Net periodic postretirement cost	$46,483	$43,053	$33,927

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one-percentage change in assumed health care cost trend rates consisted of the following:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	In thousands	
Increase/(decrease) in total postretirement service and interest cost components	$ 7,169	$ (6,293)
Increase/(decrease) to postretirement benefit obligation	51,458	(46,639)

Leases

The Company leases buildings, machinery, equipment and automobiles under operating leases. Rental expense for operating leases amounted to $27.3 million, $23.8 million and $22.8 million for 2001, 2000 and 1999, respectively.

Future minimum lease payments for operating leases as of December 31, 2001 consisted of the following:

Year Ending	In thousands
2002	$17,332
2003	13,208
2004	7,294
2005	4,342
2006	2,831
Thereafter	2,496
Total minimum lease payments	$47,503

Financial Instruments

The Company uses foreign exchange forward contracts to manage certain foreign currency exchange exposures. The counterparties to the contracts are high credit quality international financial institutions. Forward contracts used by the Company include contracts for the exchange of Canadian and Australian dollars to U.S. dollars to hedge the sale of appliances manufactured in the United States and sold to customers in Canada and Australia. In addition, the Company uses forward contracts for the exchange of U.S. dollars to Mexican pesos to hedge amounts earned by employees paid in Mexico. The fair values of the contracts as of December 31, 2001 and 2000, which were recognized in other current assets in the Consolidated Balance Sheets, were $0.8 million and $0.6 million, respectively. The forward contracts are designated as hedges, and changes in the fair value of the contracts are recognized in other comprehensive income until the hedged item is recognized through earnings. For 2001, 2000 and 1999, the gains and losses recorded from these contracts were not significant. The hedge ineffectiveness related to these transactions was not significant in 2001. As of December 31, 2001 and 2000, the Company had open foreign currency forward contracts, all with maturities of less than twelve months, in the amount of U.S. $50.4 million and U.S. $12.6 million, respectively.

The Company uses commodity swap agreements to manage certain commodity price exposures involving components used in the manufacture of home and commercial appliances.

The fair value of the contracts as of December 31, 2001, which is recognized in Other current assets in the Consolidated Balance Sheets, was $0.6 million. The swap contracts are designated as hedges, and changes in the fair value of the contracts are recognized in Other comprehensive income until the hedged item is recognized through earnings. For 2001, the losses recorded from these contracts were $0.9 million. In 2000, the gains recorded from these contracts were $5.7 million. The hedge ineffectiveness related to these transactions was not significant in 2001. Gains and losses recorded in 1999 were not significant. As of December 31, 2001 and 2000, the Company had open commodity swap contracts in the amount of U.S. $10.5 million and U.S. $22.9 million, respectively. Open contracts as of December 31, 2001 have maturities ranging between one month and three years.

The Company has a trading program of interest rate swaps that it marks to market each period. The swap transactions involve the exchange of Canadian variable interest and fixed interest rate instruments. As of December 31, the Company had five swap transactions outstanding which mature on June 10, 2003 with a total notional amount of $61 million and $67.7 million as of December 31, 2000. The fair value of the swap positions of $14.9 million at December 31, 2001 and $24.2 million at December 31, 2000 is reflected in Other noncurrent liabilities in the Consolidated Balance Sheets. The value of these individual swaps is dependent upon movements in the Canadian and U.S. interest rates. As the portfolio of interest rate swaps outstanding at December 31, 2001 is configured, there would be no measurable impact on the net market value of the swap transactions outstanding with any future changes in interest rates. In 2001, 2000 and 1999 the Company incurred net interest expense of $1.3 million, $1.5 million and $1.5 million, respectively in connection with these swap transactions. The payments made or received as well as the mark to market adjustment are recognized in interest expense.

The Company uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. To manage associated cost of this debt, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed upon notional principal amount. These swap contracts are used to hedge the fair value of certain medium term notes. As the terms, interest rates and payment dates match exactly with the underlying debt there is no hedge ineffectiveness. At December 31, 2001 and 2000, the Company had outstanding interest rate swap agreements with notional amounts totaling $250 million and $299 million, respectively. Under these agreements, the Company receives weighted average fixed interest rates of 7.32 percent and pays floating interest rates based on LIBOR rates plus an agreed upon spread, or a weighted average interest rate of 2.78 percent, as of December 31, 2001. At December 31, 2001, Maytag had interest rate swaps with a fair market value of $10.9 million designated as fair value hedges of underlying fixed rate debt obligations. The fair value of the hedge instruments and the underlying debt obligations are recorded as Other noncurrent assets and Long-term debt on the Consolidated Balance Sheets, respectively, with equal and offsetting unrealized gains and losses in the interest expense component of the Consolidated Statements of Income. Payments made or received are recognized in interest expense.

Financial instruments that subject the Company to concentrations of credit risk primarily consist of accounts receivable from customers. The majority of the Company's sales are derived from the home appliances segment that sells predominantly to retailers. These retail customers range from major national retailers to independent retail dealers and distributors. In some instances, the Company retains a security interest in the product sold to customers. While the Company has experienced losses in collection of accounts receivables due to business failures in the retail environment, the assessed credit risk for existing accounts receivable is provided for in the allowance for doubtful accounts.

The Company used various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable and notes payable approximated their fair value due to the short maturity of these instruments. The fair values of long-term debt were estimated based on quoted market prices, if available, or quoted market prices of comparable instruments. The fair values of interest rate swaps, foreign currency contracts, commodity swaps, forward stock purchase contracts and put option contracts were estimated based on amounts the Company would pay to terminate the contracts at the reporting date.

The carrying amounts and fair values of the Company's financial instruments, consisted of the following:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	In thousands			
Cash and cash equivalents	$ 109,370	$ 109,370	$ 6,073	$ 6,073
Accounts receivable	618,101	618,101	476,211	476,211
Notes payable	(148,247)	(148,247)	(299,603)	(299,603)
Long-term debt	(1,065,651)	(1,085,138)	(508,833)	(517,354)
Interest rate swaps—trading	(14,876)	(14,876)	(24,207)	(24,207)
Interest rate swaps—non-trading	10,949	10,949	—	11,986
Foreign currency contracts	831	831	624	624
Commodity swap contracts	643	643	—	436
Forward stock purchase contracts (Net cash settlement)	—	—	(1,309)	(1,309)
Put option contracts (Temporary equity)	—	—	(200,000)	(51,489)
Put option contracts (other)	—	—	—	(31,484)

For additional disclosures regarding the Company's notes payable, see the "Notes Payable" section in the Notes to Consolidated Financial Statements. For additional disclosures regarding the Company's long-term debt, see the "Long-Term Debt" section in the Notes to Consolidated Financial Statements. For additional disclosures regarding the Company's forward stock purchase contracts and put option contracts, see the "Shareowners' Equity" section in the Notes to Consolidated Financial Statements.

Company Obligated Manditorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests

In 1999, the Company together with two newly established business trusts, issued units comprised of preferred securities of each Maytag Trust that provided for per annum distributions and a purchase contract requiring the unitholder to purchase shares of Maytag common stock from the Company. An outside investor purchased the units for a noncontrolling interest in the Maytag Trusts in the aggregate for $200 million. The Maytag Trusts used the proceeds from the sale of the units to purchase Maytag debentures. The terms of the debentures paralleled the terms of the preferred securities issued by the Maytag Trusts. For financial reporting purposes, as of December 31, 2000, the outside investor's noncontrolling interest in the Maytag Trust of $200 million was reflected in "Company obligated manditorily redeemable preferred capital securities of subsidiary trust holding solely the Company's debentures" in the Consolidated Balance Sheets. For the year ended December 31, 2000, income attributed to such noncontrolling interest was reflected in Minority Interests in the Consolidated Statements of Income. Effective June 30, 2001 the outside investor's noncontrolling interest in the Maytag Trust of $200 million was reflected in long-term debt. The income attributable to such noncontrolling interest was reflected as Interest expense in the third quarter of 2001. In September 2001, the Company terminated the Maytag Trusts in a transaction that included an early retirement of $200 million of this long-term debt at an after-tax cost of $5.2 million (net of an income tax benefit of $2.9 million) that was reflected as an extraordinary item on the Consolidated Statements of Income (see "Impact of Recently Issued Accounting Standards" section in the Notes to Consolidated Financial Statements regarding the accounting for the purchase contracts).

In the third quarter of 1997, the Company and a wholly-owned subsidiary of the Company contributed intellectual property and know-how with an appraised value of $100 million and other assets with a market value of $54 million to Anvil Technologies LLC ("LLC"), a newly formed Delaware limited liability company. An outside investor purchased from the Company a noncontrolling, member interest in the LLC for

$100 million. The Company's objective in this transaction was to raise low-cost, equity funds. For financial reporting purposes, the results of the LLC (other than those which are eliminated in consolidation) are included in the Company's consolidated financial statements. The Credit Facility underlying the structure matures on June 30, 2002.

The income attributable to the noncontrolling interests reflected in Minority interests in the Consolidated Statements of Income consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Maytag Trusts	$ (6,963)	$(13,063)	$ (3,791)
Anvil Technologies LLC	(7,494)	(7,505)	(7,459)
Minority interests	$(14,457)	$(20,568)	$(11,250)

The outside investors' noncontrolling interest reflected in Minority interests in the Consolidated Balance Sheets consisted of the following:

	Year Ended December 31	
	2001	2000
	In thousands	
Anvil Technologies LLC	$100,142	$100,097

Stock Plans

In 2000, the shareowners approved the 2000 Employee Stock Incentive Plan that authorizes the issuance of up to 3.9 million shares of common stock of which no more than 0.5 million shares may be granted as restricted stock. The vesting period and terms of stock options granted are established by the Compensation Committee of the Board of Directors. Generally, the options become exercisable one to three years after the date of grant and have a maximum term of 10 years. There are stock options and restricted stock outstanding that were granted under previous plans with terms similar to the 2000 plan.

In 1998, the shareowners approved the 1998 Non-Employee Directors' Stock Option Plan that authorizes the issuance of up to 500,000 shares of Common stock to the Company's non-employee directors. Stock options under this plan are immediately exercisable upon grant and generally have a maximum term of five years.

In the event of a change of Company control, all outstanding stock options become immediately exercisable under the above described plans. There were 1,427,240 and 2,620,086 shares available for future stock grants at December 31, 2001 and 2000, respectively.

The Company has elected to follow APB 25, "Accounting for Stock Issued to Employees," and recognizes no compensation expense for stock options as the option price under the plan equals or is greater than the fair market value of the underlying stock at the date of grant. Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these stock options was estimated at the date of grant using a Black-Scholes option pricing model.

The Company's weighted-average assumptions consisted of the following:

	2001	2000	1999
Risk-free interest rate	4.08%	5.94%	6.04%
Dividend yield	2.28%	2.13%	1.50%
Stock price volatility factor	0.30	0.30	0.25
Weighted-average expected life (years)	5	5	5
Weighted-average fair value of options granted-stock price equals grant price	$7.60	$9.99	$13.31
Weighted-average fair value of options granted-stock price greater than grant price	$6.41	—	—

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the options' vesting period.

The Company's pro forma information consisted of the following:

	2001	2000	1999
	In thousands except per share data		
Net income—as reported	$47,736	$200,967	$328,528
Net income—pro forma	39,182	189,281	321,090
Basic earnings per share—as reported	0.62	2.58	3.80
Diluted earnings per share—as reported	1.41	2.44	3.66
Basic earnings per share—pro forma	0.51	2.43	3.71
Diluted earnings per share—pro forma	1.30	2.30	3.58

Stock option activity consisted of the following:

	Average Price	Option Shares
Outstanding December 31, 1998	$26.03	5,304,051
Granted	46.08	2,043,952
Exercised	19.62	(437,400)
Exchanged for SAR	15.80	(1,440)
Canceled or expired	26.27	(71,700)
Outstanding December 31, 1999	32.44	6,837,463
Granted	30.21	1,700,170
Exercised	17.70	(243,105)
Canceled or expired	30.86	(123,111)
Outstanding December 31, 2000	32.71	8,171,417
Granted-stock price equals grant price	29.35	1,269,649
Granted-stock price greater than grant price	39.12	353,691
Exercised	19.61	(429,240)
Canceled or expired	44.95	(691,071)
Outstanding December 31, 2001	$32.16	8,674,446
Exercisable options:		
December 31, 1999	19.30	2,847,772
December 31, 2000	23.54	3,835,022
December 31, 2001	29.45	4,739,944

Information with respect to stock options outstanding and stock options exercisable as of December 31, 2001 consisted of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$14.25–$16.00	267,937	2.1	$15.50	267,937	$15.50
$17.63–$24.63	1,830,460	4.5	18.86	1,830,460	18.86
$27.34–$35.57	3,959,070	8.3	29.90	1,493,250	31.91
$42.88–$46.34	2,398,606	7.5	45.51	1,085,297	45.48
$52.22–$70.94	218,373	6.0	58.42	63,000	62.02
	8,674,446			4,739,944	

The Company issued restricted stock and stock units to certain executives that vest over a three-year period based on achievement of pre-established financial objectives. Restricted stock is paid out in shares and the stock units are paid out in cash. Restricted stock shares outstanding at the end of 2001, 2000 and 1999 were 39,235, 120,966 and 253,290, respectively. Restricted stock units outstanding at the end of 2001, 2000 and 1999 were 27,655, 84,199 and 175,016, respectively. The expense for the anticipated restricted stock and stock unit payout is amortized over the three-year vesting period and is adjusted based on actual performance compared to the pre-established financial objectives. The expense/(income) was $(2.2) million and $8.2 million in 2000 and 1999, respectively and was not material in 2001. No restricted stock was granted in 2000 or 2001 as the Company adopted a Performance Incentive Award Program with a cash payout that replaces the restricted stock program.

Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) and a related trust issued debt and used the proceeds to acquire shares of the Company's stock for future allocation to ESOP participants. ESOP participants generally consist of all United States employees except certain groups covered by a collective bargaining agreement. The Company guarantees the ESOP debt and reflects it in the Consolidated Balance Sheets as Long-term debt with a related amount shown in the Shareowners' equity section as part of Employee stock plans. Dividends earned on the allocated and unallocated ESOP shares are used to service the debt. The Company is obligated to make annual contributions to the ESOP trust to the extent the dividends earned on the shares are less than the debt service requirements. As the debt is repaid, shares are released and allocated to plan participants based on the ratio of the current year debt service payment to the total debt service payments over the life of the loan. If the shares released are less than the shares earned by the employees, the Company contributes additional shares to the ESOP trust to meet the shortfall. All shares held by the ESOP trust are considered outstanding for earnings per share computations and dividends earned on the shares are recorded as a reduction of retained earnings.

The ESOP shares held in trust consisted of the following:

	December 31	
	2001	2000
Original shares held in trust:		
Released and allocated	2,366,589	2,153,998
Unreleased shares (fair value; 2001—$15,221,891; 2000—$22,720,373)	490,554	703,145
	2,857,143	2,857,143
Additional shares contributed and allocated	895,144	757,929
Shares withdrawn	(861,564)	(706,980)
Total shares held in trust	2,890,723	2,908,092

The components of the total contribution to the ESOP trust consisted of the following:

	Year Ended December 31		
	2001	2000	1999
	In thousands		
Debt service requirement	$ 8,238	$ 8,600	$ 8,963
Dividends earned on ESOP shares	(2,042)	(2,086)	(2,150)
Cash contribution to ESOP trust	6,196	6,514	6,813
Fair market value of additional shares contributed	4,257	3,133	—
Total contribution to ESOP trust	$10,453	$ 9,647	$ 6,813

The components of expense recognized by the Company for the ESOP contribution consisted of the following:

	December 31		
	2001	2000	1999
	In thousands		
Contribution classified as interest expense	$ 1,178	$1,540	$1,903
Contribution classified as compensation expense	9,275	8,107	4,910
Total expense for the ESOP contribution	$10,453	$9,647	$6,813

Shareowners' Equity

The share activity of the Company's common stock consisted of the following:

	December 31		
	2001	2000	1999
	In thousands		
Common stock:			
Balance at beginning and end of period	117,151	117,151	117,151
Treasury stock:			
Balance at beginning of period	(40,910)	(34,626)	(27,933)
Purchase of common stock for treasury	(400)	(6,546)	(7,500)
Stock issued under stock option plans	427	254	448
Stock issued under restricted stock awards, net	4	8	70
Additional ESOP shares issued	92	—	—
Stock issued in business acquisition	500	—	289
Balance at end of period	(40,287)	(40,910)	(34,626)

During 2001 and 2000, the Company repurchased 0.4 million and 6.5 million shares associated with its share repurchase program at a cost of $28 million and $358 million, respectively.

In connection with its previous share repurchase program, the Company sold put options which give the purchaser the right to sell shares of the Company's common stock to the Company at specified prices upon exercise of the options on the designated expiration date. In 2000, the Company paid $1 million to extend put option terms and in 1999 received $47 million in premium proceeds from the sale of put options. As of December 31, 2001, there were no put options outstanding as the Company settled the remaining put options for $17 million.

As of December 31, 2000, the Company established $200 million of Temporary equity, representing the maximum potential obligation for put options associated with the Maytag Trust, through a reduction in additional paid-in capital. As the put options were reflected as liabilities in accordance with EITF 00-19, "Determination of Whether Share Settlement is Within the Control of the Issuer for Purposes of Applying EITF Issue No.96-13," effective June 30, 2001, the $200 million temporary equity was transferred back into paid-in capital. The Company cash settled the put options in September 2001 and they are no longer reflected on the Consolidated Balance Sheet as of December 31, 2001 (see "Company Obligated Manditorily Redeemable Preferred Capital Securities of Subsidiary Trust Holding Solely the Company's Debentures and Minority Interests" and "Impact of Recently Issued Accounting Standards" sections in the Notes to Consolidated Financial Statements for more information on the Maytag Trusts).

In the fourth quarter of 1999, the Company entered into forward stock purchase agreements to repurchase shares of Maytag stock in the first quarter of 2000 and 2001 at an average price of $39. These forward stock purchase contracts required a net cash settlement. The Company recorded losses of $3.1 million in 2000 and gains of $2.6 million in 1999 associated with these contracts in Other-net in the Consolidated Statements of Income.

Pursuant to a Shareholder Rights Plan approved by the Company in 1998, each share of common stock carries with it one Right. Until exercisable, the Rights are not transferable apart from the Company's common stock. When exercisable, each Right entitles its holder to purchase one one-hundredth of a share of preferred stock of the Company at a price of $165. The Rights will only become exercisable if a person or group acquires 20 percent (which may be reduced to not less than 10 percent at the discretion of the Board of Directors) or more of the Company's common stock. In the event the Company is acquired in a merger or 50 percent or more of its consolidated assets or earnings power are sold, each Right entitles the holder to purchase common stock of either the surviving or acquired company at one-half its market price. The Rights may be redeemed in whole by the Company at a purchase price of $.01 per Right. The preferred shares will be entitled to 100 times the aggregate per share dividend payable on the Company's common stock and to 100 votes on all matters submitted to a vote of shareowners. The Rights expire May 2, 2008.

Supplementary Expense Information

Advertising costs and research and development expenses consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Advertising costs	$187,150	$158,539	$164,304
Research and development expenses	84,837	71,788	58,310

Earnings Per Share

The computation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31		
	2001	2000	1999
	In thousands except per share data		
Numerator for basic and diluted earnings per share—income from continuing operations before extraordinary item and cumulative effect of accounting change	$ 167,538	$216,367	$328,582
Numerator for basic and diluted loss per share—discontinued operations	$(110,904)	$ (15,400)	$ (54)
Numerator for basic and diluted loss per share—extraordinary item-loss on early retirement of debt	$ (5,171)	$ —	$ —
Numerator for basic loss per share—cumulative effect of accounting change	$ (3,727)	$ —	$ —
Adjustment for put options marked to market	63,092	—	—
Numerator for diluted earnings per share—cumulative effect of accounting change	$ 59,365	$ —	$ —
Numerator for basic earnings per share—net income	$ 47,736	$200,967	$328,528
Adjustment for put options marked to market	63,092	—	—
Numerator for diluted earnings per share—net income	$ 110,828	$200,967	$328,528
Denominator for basic earnings per share—weighted-average shares	76,419	77,860	86,443
Effect of dilutive securities:			
Stock option plans	705	882	1,687
Restricted stock awards	—	87	170
Put options	1,441	3,596	872
Forward purchase contracts	—	—	559
Potential dilutive common shares	2,146	4,565	3,288
Denominator for diluted earnings per share—adjusted weighted-average shares	78,565	82,425	89,731

FASB Statement No. 128, "Earnings Per Share," requires that income from continuing operations before extraordinary item and cumulative effect of accounting change be used as the control number in determining whether potential common shares are dilutive or anti-dilutive to earnings per share.

The cumulative effect of accounting change has two components: $63.1 million expense related to the recognition of the put option obligation and $59.4 million income related to the recognition of the purchase contracts asset (see "Impact of Recently Issued Accounting Standards" section in the Notes to the Consolidated Financial Statements).

The common shares related to the purchase contracts asset were excluded from diluted average shares outstanding as they were anti-dilutive to earnings per share from continuing operations before extraordinary item and cumulative effect of accounting change. The common shares related to the put option obligation were included in diluted average shares outstanding as they were dilutive to earnings per share from continuing operations before extraordinary item and cumulative effect of accounting change. Therefore, the expense associated with the put option obligation was excluded from the numerator in the calculation of diluted earnings per share for the cumulative effect of accounting change as the associated common shares were required to be included in the denominator.

For additional disclosures regarding stock plans, see the "Stock Plans" section in the Notes to Consolidated Financial Statements. For additional disclosures regarding the Company's put options and forward stock purchase contract, see the

"Shareowners' Equity" section in the Notes to Consolidated Financial Statements.

Environmental Remediation

The operations of the Company are subject to various federal, state and local laws and regulations intended to protect the environment, including regulations related to air and water quality and waste handling and disposal. The Company also has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP), under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to such sites. The Company's ultimate liability in connection with those sites may depend on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used. The Company also has responsibility, subject to specific contractual terms, for environmental claims for assets or businesses that have previously been sold.

While it is possible the Company's estimated undiscounted obligation of approximately $9 million for future environmental costs may change in the near term, the Company believes the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. The accrual for environmental liabilities is reflected in Other noncurrent liabilities in the Consolidated Balance Sheets.

Commitments and Contingencies

The Company has contingent liabilities arising in the normal course of business, including pending litigation, environmental remediation, taxes and other claims. The Company's legal department estimates the costs to settle pending litigation, including legal expenses, based on their experience involving similar cases, specific facts known, and if applicable based on judgements of outside counsel. The Company believes the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

At December 31, 2001, the Company has outstanding commitments for capital expenditures of $68.4 million. As of December 31, 2001 the Company had approximately $37 million in stand-by letters of credit primarily associated with the requirement to fund certain unqualified pension plans in the event of a change in control.

Segment Reporting

The Company has two reportable segments: home and commercial appliances. The Company's home appliances segment manufactures and sells major appliances (laundry products, dishwashers, refrigerators, cooking appliances) and floor care products. These products are sold primarily to major national retailers and independent retail dealers in North America and targeted international markets.

The Company's commercial appliances segment manufactures and sells commercial cooking and vending equipment. These products are sold primarily to distributors, soft drink bottlers, restaurant chains and dealers in North America and targeted international markets.

The Company's reportable segments are distinguished by the nature of products manufactured and sold and types of customers.

The Company evaluates performance and allocates resources to reportable segments primarily based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant policies except that the Company allocates pension expense associated with its pension plan to each reportable segment while recording the pension assets and liabilities at corporate. In addition, the Company records its federal and state deferred tax assets and liabilities at corporate. Intersegment sales are not significant.

Financial information for the Company's reportable segments consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Net sales			
Home appliances	$4,093,552	$3,712,708	$3,706,357
Commercial appliances	230,161	282,210	346,828
Consolidated total	$4,323,713	$3,994,918	$4,053,185
Operating income			
Home appliances	$ 324,646	$ 478,137	$ 562,288
Commercial appliances	5,755	29,532	51,891
Total for reportable segments	330,401	507,669	614,179
Corporate	(41,249)	(67,954)	(41,691)
Consolidated total	$ 289,152	$ 439,715	$ 572,488
Capital expenditures			
Home appliances	$ 131,777	$ 133,809	$ 117,765
Commercial appliances	7,919	3,665	2,826
Total for reportable segments	139,696	137,474	120,591
Corporate	5,873	15,124	14,006
Consolidated total	$ 145,569	$ 152,598	$ 134,597
Depreciation and amortization			
Home appliances	$ 145,243	$ 132,858	$ 124,792
Commercial appliances	6,299	5,653	5,616
Total for reportable segments	151,542	138,511	130,408
Corporate	7,433	5,525	1,898
Consolidated total	$ 158,975	$ 144,036	$ 132,306
Total assets			
Home appliances	$2,264,575	$1,793,626	$1,792,185
Commercial appliances	103,034	104,964	106,870
Total for reportable segments	2,367,609	1,898,590	1,899,055
Corporate	638,641	347,729	322,215
Discontinued operations	149,901	422,605	415,217
Consolidated total	$3,156,151	$2,668,924	$2,636,487

In 2001, the Company recorded special charges in operating income of $9.8 million with $7.9 million, $0.7 million and $1.2 million recorded in home appliances, commercial appliances and Corporate, respectively. In 2000, the Company recorded special charges in operating income of $39.9 million with $19.7 million and $20.2 million recorded in home appliances and Corporate, respectively. For additional disclosures regarding the special charges, see the "Special Charges and Loss on Securities" section in the Notes to Consolidated Financial Statements. Corporate assets include such items as deferred tax assets, intangible pension assets and other assets.

The reconciliation of segment profit to consolidated income from continuing operations before income taxes, minority interests, extraordinary items and cumulative effect of accounting change consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Total operating income for reportable segments	$330,401	$507,669	$614,179
Corporate	(41,249)	(67,954)	(41,691)
Interest expense	(64,828)	(60,309)	(48,329)
Loss on securities	(7,230)	(17,600)	—
Other—net	(5,010)	(5,152)	8,193
Income from continuing operations, before income taxes, minority interests, extraordinary item and cumulative effect of accounting change	$212,084	$356,654	$532,352

Financial information related to the Company's continuing operations by geographic area consisted of the following:

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Net sales			
United States	$3,953,875	$3,627,261	$3,698,204
Other countries	369,838	367,657	354,981
Consolidated total	$4,323,713	$3,994,918	$4,053,185

	Year Ended December 31		
	2001	2000	1999
		In thousands	
Long-lived assets			
United States	$1,029,113	$ 857,008	$ 858,495
Other countries	6,622	7,054	9,343
Consolidated total	$1,035,735	$ 864,062	$ 867,838

Net sales are attributed to countries based on the location of customers. Long-lived assets consist of total property, plant and equipment. Sales to Sears, Roebuck and Co. represented 18%, 12% and 11% of consolidated net sales in 2001, 2000 and 1999, respectively.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations consisted of the following:

	December 31	September 30	June 30	March 31
	In thousands, except per share data			
2001				
Net sales(1)	$1,134,001	$1,171,048	$1,009,835	$1,008,829
Gross profit	268,157	257,962	228,293	249,092
Income from continuing operations before extraordinary item and cumulative effect of accounting change(2)	23,790	37,491	27,672	78,585
Basic earnings per share	0.31	0.49	0.36	1.03
Diluted earnings per share	0.31	0.48	0.35	0.99
Net income (loss)(2) & (3)	(20,678)	(29,671)	21,807	76,278
Basic earnings (loss) per share	(0.27)	(0.39)	0.29	1.00
Diluted earnings (loss) per share(4)	(0.27)	(0.38)	1.08	0.96
2000				
Net sales	$ 924,331	$1,001,523	$1,037,587	$1,031,477
Gross profit	235,469	265,447	288,535	299,448
Income (loss) from continuing operations before extraordinary item and cumulative effect of accounting change(5)	(1,814)	63,637	76,208	78,336
Basic earnings (loss) per share	(0.02)	0.83	0.98	0.98
Diluted earnings (loss) per share	(0.02)	0.79	0.93	0.92
Net income (loss)(5) & (6)	(10,154)	59,533	75,665	75,923
Basic earnings (loss) per share	(0.13)	0.77	0.97	0.95
Diluted earnings (loss) per share	(0.12)	0.74	0.92	0.89

(1) The third and fourth quarter of 2001 include net sales of Amana of $148.0 million and $156.5 million, respectively that was acquired effective August 1, 2001. The results of operations were not significant to the periods presented.

(2) The fourth quarter of 2001 includes $6.2 million after-tax special charges associated with a salaried workforce reduction and a $7.2 million special charge for loss on securities. The first quarter of 2001 includes a one-time tax credit of $42 million.

(3) Includes the results of discontinued operations that were a $2.3 million loss, $2.1 million loss, $62.0 million loss and $44.5 million loss for the first, second, third and fourth quarters of 2001, respectively. The fourth quarter 2001 discontinued loss of $44.5 million includes a $42.3 million provision for impairment of China joint venture. The third quarter 2001 discontinued loss of $62.0 million includes a $59.5 million loss on sale of Blodgett.

The third quarter of 2001 includes $5.2 million extraordinary item-loss on early retirement of debt. The second quarter of 2001 includes a $3.7 million loss on cumulative effect of accounting change.

(4) In the second quarter of 2001, the calculation of diluted earning per share as prescribed by Statement No. 128, "Earning Per Share" resulted in a $63.1 million adjustment to the numerator that significantly increased diluted earnings per share. The adjustment was related to the adoption of EITF 00-19 that required the put options associated with the Maytag Trusts to be recorded as liabilities on the balance sheet (see "Earnings Per Share" and "Impact of Recently Issued Accounting Standards" in the Notes to Consolidated Financial Statements).

(5) The fourth quarter of 2000 includes $25.3 million after-tax special charges associated with terminated product initiatives, asset write downs and severance costs related to management changes and an $11.2 million after-tax special charge for loss on securities.

(6) Includes the results of discontinued operations that were a $2.4 million loss, $0.5 million loss, $4.1 million loss and $8.3 million loss for the first, second, third and fourth quarters of 2000, respectively. The fourth quarter 2000 discontinued loss of $8.3 million includes a $5.9 million after-tax special charge associated with terminated product initiatives and asset write downs.

BOARD OF DIRECTORS

Barbara R. Allen*
Former Chief Executive Officer,
Women's United
Soccer Association
New York, New York

Howard L. Clark, Jr.*
Vice Chairman,
Lehman Brothers Inc.
New York, New York

Lester Crown
Chairman of the Board,
Material Service Corporation
Chicago, Illinois

Ralph F. Hake
Chairman and Chief
Executive Officer,
Maytag Corporation

Wayland R. Hicks
Vice Chairman and
Chief Operating Officer,
United Rentals, Inc.
Greenwich, Connecticut

William T. Kerr*
Chairman and
Chief Executive Officer,
Meredith Corporation
Des Moines, Iowa

Bernard G. Rethore
Chairman of the Board Emeritus,
Flowserve Corporation
Irving, Texas

W. Ann Reynolds
President,
The University of Alabama
at Birmingham
Birmingham, Alabama

Neele E. Stearns, Jr.*
Chairman,
Financial Investments
Corporation
Chicago, Illinois

Fred G. Steingraber
Chairman Emeritus,
A.T. Kearney, Inc.
Chicago, Illinois

*Member of Audit Committee

CORPORATE OFFICERS

Ralph F. Hake
Chairman and Chief
Executive Officer

Steven H. Wood
Executive Vice President
and Chief Financial Officer

Jon O. Nicholas
Senior Vice President,
Human Resources

Ernest Park
Senior Vice President
and Chief Information Officer

Roger K. Scholten
Senior Vice President
and General Counsel

William L. Beer
President,
Maytag Appliances

Craig Breese
President,
Maytag International, Inc.

Thomas A. Briatico
President,
Dixie-Narco, Inc

Keith G. Minton
President,
The Hoover Company

Douglass C. Horstman
Vice President,
Government Affairs

Steven J. Klyn
Vice President
and Treasurer

Karen J. Lynn
Vice President,
Communications

Thomas J. Piersa
Vice President,
Global Procurement

Vitas A. Stukas
Vice President and
Controller

Patricia J. Martin
Secretary and
Deputy General Counsel



MAYTAG
CORPORATION

P.O. Box 39
403 West Fourth Street North
Newton, Iowa 50208-0039
641-792-7000
www.maytagcorp.com